Exhibit 99.2

SUPPORT AGREEMENT

STRICTLY CONFIDENTIAL

June 11, 2009

The trustees of Algonquin Power Income Fund
2845 Bristol Circle
Oakville, ON  L6H 7H7

Attention: Kenneth Moore, Chairman

7188501 Canada Inc.
5985 McLaughlin Road
Mississauga, ON  L5R 1B8

Attention: Lawrence Davis, Chief Financial Officer

Dear Sirs:

In connection with the proposed transaction (the “Transaction”) consisting of (i) a plan of arrangement involving HCo, (ii) the Amendment Resolution; and (iii) a take-over bid by HCo for securities of APIF, this letter agreement (this “Agreement”) sets out the terms and conditions upon which HCo proposes to make an offer to purchase all of the issued and outstanding Units, all of the issued and outstanding 6.65% convertible unsecured subordinated debentures due July 31, 2011 (the “Series 1 Debentures”) and all of the issued and outstanding 6.20% convertible unsecured subordinated debentures due November 30, 2016 (the “Series 2 Debentures”), in each case of APIF, through the issuance of one common share of a newly created class of common shares of HCo in exchange for each Unit (the “Unit Offer Price”), Series 1 debentures of HCo having the attributes set out in Schedule “A” hereto (or any amendment or variation thereto as may be agreed upon by the parties, acting reasonably) or New Algonquin Shares in exchange for each $1,000 principal amount of Series 1 Debenture held (the “Series 1 Debenture Offer Price”) and Series 2 debentures of HCo having the attributes set out in Schedule “B” hereto (or any amendment or variation thereto as may be agreed upon by the parties, acting reasonably) in exchange for every Series 2 Debenture held (the “Series 2 Debenture Offer Price”).

This Agreement also sets out (i) certain terms and conditions of the Offers, (ii) the agreement by the Board of Trustees (“Board of Trustees”) of APIF, among other things, to recommend that holders of Units, Series 1 Debentures and Series 2 Debentures accept the Offers, and (iii) other obligations and commitments of the parties in connection with the Transaction.

ARTICLE 1
INTERPRETATION

1.1                                 Definitions. In this Agreement, unless the context otherwise requires:

“acquisition of control” has the meaning ascribed thereto in the ITA;

“Additional Amount” has the meaning ascribed thereto in Section 2.3(a)(ii);

“Adjustment Period” has the meaning ascribed thereto in Section 2.3(a)(i);

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this letter agreement (including the Schedules hereto) as supplemented, modified or amended, and not to any particular Article, Section, Schedule or other portion hereof;

“Algonquin Costs” has the meaning ascribed thereto in Schedule “D”;

“Amendment Resolution” means an extraordinary resolution by holders of Units amending the APIF Declaration of Trust to provide that (i) the threshold for completing a compulsory acquisition for Units under the Unit Offer is 66 2/3% of the number of Units represented by holders thereof, in person or by proxy, at the Amendment Resolution Meeting (the “Specified Percentage”); and (ii) such compulsory acquisition shall be deemed to be completed at the Effective Time ((i) and (ii) collectively, the “Compulsory Acquisition”), in the form and content of Schedule “H” annexed hereto, and any amendment or variation thereto as may be agreed upon by the parties;

“Amendment Resolution Meeting” means the meeting of holders of Units duly held to consider the Amendment Resolution;

“APIF” means Algonquin Power Income Fund;

“APIF Circular” means the management information circular sent to holders of Units in connection with the Amendment Resolution Meeting;

“APIF Continuous Disclosure Record” has the meaning ascribed thereto in Section 3.1(e);

“APIF Declaration of Trust” means the amended and restated declaration of trust of APIF, dated as of May 26, 2004, as amended, as it may be further amended from time to time, including to give effect to the approval of the Amendment Resolution;

“APIF Securities” has the meaning ascribed thereto in Section 2.1;

“APMI” means Algonquin Power Management Inc., the manager of APIF pursuant to an amended and restated management agreement dated as of January 1, 2006, as amended, between APMI and APIF;

“Arrangement” means the arrangement involving HCo, New Hydrogenics, Stuart Energy and Test Systems, under the provisions of section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or made at the direction of the Court;

“Arrangement Meeting” means the meeting of holders of common shares of HCo duly held to consider the Arrangement Resolution;

“Arrangement Resolution” means a special resolution of holders of common shares of HCo approving the Arrangement;

“Articles of Arrangement” means the articles of arrangement of HCo to be filed with the Director in connection with the Arrangement after the Final Order is made in order for the Arrangement to become effective;

“Bid Circular” has the meaning ascribed thereto in Section 2.1(a);

“Bid Circular Mailing Date” means December 31, 2009;

“Board of Trustees” means the board of trustees of APIF;

“CBCA” means the Canada Business Corporations Act;

“Closing TA Statement” has the meaning ascribed thereto in Section 2.3(a)(i);

“Commissioner” means the Commissioner of Competition under the Competition Act;

“Competition Act” means the Competition Act (Canada), as amended from time to time and the rules and regulations promulgated thereunder;

“Compulsory Acquisition” has the meaning ascribed thereto in the definition of “Amendment Resolution” in this Section 1.1;

“Competition Act Clearance” means that either (i) the Commissioner shall have issued an advance ruling certificate under section 102 of the Competition Act in respect of the transactions contemplated by this Agreement; or (ii) (a) the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated or the obligations of the parties to make a pre-merger notification filing under Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act, and (b) the parties shall have been advised in writing by the Commissioner that she is of the view that grounds do not then exist to initiate proceedings under the merger provisions of the Competition Act in respect of the transactions contemplated by this Agreement;

“Confidentiality Agreement” means the confidentiality agreement between HCo and Algonquin Power Fund (Canada) Inc. dated February 3, 2009;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” has the meaning ascribed thereto in Section 4.2(b);

“Depositary Agreement” means the depositary agreement to be entered into between HCo and the Depositary in connection with the Offers;

“Director” means the Director under the CBCA;

“Dissent Rights” means rights of dissent as may be required by the Court in the Interim Order;

“Divestiture Agreement” means the divestiture agreement to be entered into between HCo, Stuart Energy, Test Systems and New Hydrogenics in connection with the Transaction, substantially in the form agreed to among the parties as at the date hereof, and any amendment or variation thereto as may be agreed to among the parties;

“Draft Closing TA Statement” has the meaning ascribed thereto in Section 2.3(a)(ii);

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the certificate issued by the Director pursuant to the CBCA;

“Effective Time” means (a) the date and time HCo shall have delivered to the Depositary the notice to take-up the APIF Securities deposited, and not withdrawn, pursuant to the Offers and (b) 12:01 a.m. (Toronto time) on the Effective Date, or such other time as may be specified in writing by HCo to New Hydrogenics pursuant to the Plan of Arrangement, each of which, the parties agree, shall be scheduled to occur contemporaneously;

“Expense Reimbursement Agreement” means the expense reimbursement agreement among HCo, New Hydrogenics and APMI, entered into concurrently with this Agreement;

“Expiry Time” has the meaning ascribed thereto in Section 2.1(c);

“Final Order” means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or dismissed, as affirmed or as amended on appeal;

“Governmental Entity” means (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, representative or authority of any of the foregoing, or (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory authority (including the Toronto Stock Exchange and Nasdaq Global Market), exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“HCo” means Hydrogenics Corporation;

“HCo Continuous Disclosure Record” has the meaning ascribed thereto in Section 3.2(e);

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“HSR Act Clearance” means expiration of all applicable waiting periods under the HSR Act or earlier termination thereof, including any voluntary agreed extensions;

“Hydrogenics Costs” has the meaning ascribed thereto in Schedule “D”;

“Indemnity Agreement” means the indemnity agreement to be entered into between HCo and New Hydrogenics in connection with the Transaction, in the form and content of Schedule “F” annexed hereto and any amendment or variation thereto as may be agreed to among the parties;

“Independent Accounting Firm” has the meaning ascribed thereto in Section 2.3(a)(iv);

“Initial Liability” has the meaning ascribed thereto in Section 2.3(a);

“ITA” means the Income Tax Act (Canada), including the regulations thereunder, as amended;

“ITCs” means investment tax credits;

“Law” means all laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more parties, means such Laws as are binding upon or applicable to such party;

“Material Adverse Change” means any change, effect, announcement, event, impact or occurrence, in each case by a Governmental Entity or HCo, occurring after the date hereof and prior to the Effective Time which would be material and adverse to the ability of HCo to utilize the Tax Pools for provincial and federal tax purposes subsequent to completion of the Transaction which, for greater certainty, will include a reduction of more than 10% of the aggregate dollar value of the Tax Pools as at the date hereof or to the taxation implications for the exchange of the Units, Series 1 Debentures or Series 2 Debentures. For greater certainty, Material Adverse Change shall not include changes in the market price for any of the Units, the Series 1 Debentures, the Series 2 Debentures or the shares of HCo, in and of themselves;

“New Algonquin Shares” means a newly created class of common shares of HCo, having the rights and privileges as set forth in the Plan of Arrangement;

“New Hydrogenics” means 7188501 Canada Inc., a wholly-owned subsidiary of HCo;

“Offer Prices” means, collectively, the Unit Offer Price, the Series 1 Debenture Offer Price and the Series 2 Debenture Offer Price;

“Offers” has the meaning ascribed thereto in Section 2.1;

“Outside Date” means February 5, 2010, or such other date as may be agreed to between the parties;

“parties” means, collectively, the parties to this Agreement, and “party” means any of them;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement that is being proposed by HCo in the form and content of Schedule “G” annexed hereto and any amendment or variation thereto made in accordance with Article 4 of the Plan of Arrangement;

“Post-Closing Amount” means the obligations of HCo to pay to New Hydrogenics amounts in respect of “Restricted Pool Losses” in accordance with Section 2.4;

“Regulatory Clearances” means, collectively, the Competition Act Clearance and the HSR Act Clearance;

“Representatives” means (i) with respect to HCo, its officers, directors, employees, financial advisors, experts, agents and other representatives and (ii) with respect to the Board of Trustees, its financial advisors, experts, agents and other representatives and the officers, directors, trustees, employees, financial advisors, experts, agents and other representatives of APIF, APMI and their respective affiliates;

“Restricted Pool Period” has the meaning ascribed thereto in Section 2.4(c);

“Restricted Tax Pools” has the meaning ascribed thereto in Section 2.4(a);

“Restricted Pool Losses” has the meaning ascribed thereto in Section 2.4(c);

“Rights Plan” means the unitholder rights plan agreement between APIF and CIBC Mellon Trust Company dated as of March 20, 2008;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities Laws” has the meaning ascribed thereto in Section 2.1(a);

“Series 1 Debentures” has the meaning ascribed thereto in the preamble;

“Series 1 Debenture Offer Price” has the meaning ascribed thereto in the preamble;

“Series 2 Debentures” has the meaning ascribed thereto in the preamble;

“Series 2 Debenture Offer Price” has the meaning ascribed thereto in the preamble;

“Specified Percentage” has the meaning ascribed thereto in the definition of “Amendment Resolution” in this Section 1.1;

“SRED” mean Scientific Research and Experimental Development;

“Stuart Energy” means Stuart Energy Systems Corporation, a wholly-owned subsidiary of HCo;

“Take-Up Time” means the time at which HCo shall have delivered to the Depositary the notice to take-up the APIF Securities deposited, and not withdrawn, pursuant to the Offers;

“Tax Pools” means, in respect of a particular date, determined at such date as if such date was a year-end for income tax purposes, the unclaimed balance of HCo’s, Stuart Energy’s and Test System’s non-capital losses, scientific research and experimental development expenditures and investment tax credits, as those terms are used for the purposes of the ITA, as at such date provided that the amount of Tax Pools shall specifically exclude (a) any non-capital losses attributable to (i) Algonquin Costs payable by HCo in accordance with Section 4.6, and (ii) any Hydrogenics Costs and (b) any amounts related to the Restricted Tax Pools;

“Test Systems” means Hydrogenics Test Systems Inc., a wholly-owned subsidiary of HCo;

“Transaction” has the meaning ascribed thereto in the preamble;

“Trust Indenture” means trust indenture to be entered into between HCo and CIBC Mellon Trust Company, as it may be amended, supplemented or restated, from time to time in connection with the Offers, and pursuant to which Series 1 debentures of HCo and Series 2 debentures of HCo shall be issued;

“Trustees’ Circular” has the meaning ascribed thereto in Section 2.1(b)(viii);

“Unit Offer” means the offer by HCo to purchase all of the issued and outstanding Units made pursuant and subject to the terms of this Agreement;

“Unit Offer Price” has the meaning ascribed thereto in the preamble; and

“Units” means units of APIF.

1.2                                 Interpretation Not Affected by Headings, Etc. The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3                                 Article References, Etc. Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.4                                 Number and Gender. In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa and words importing gender shall include all genders.

1.5                                 Date of Any Action; Business Day. If the date on which any action is required to be taken hereunder by any party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day. A business day for the purpose of this

Agreement shall mean any day on which banks in the City of Toronto, Ontario are open for business. If the last day of a period of days is not a business day, the period shall be extended to the next following day which is a business day.

1.6                                 Including. The word “includes” or “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement.

1.7                                 Currency. Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.8                                 Schedules. The Schedules annexed to this Agreement are incorporated by reference into this Agreement and form part hereof.

ARTICLE 2
THE TRANSACTION

2.1                                 The Offers. Subject to the terms and conditions of this Agreement (including, for greater certainty, the conditions set forth in Schedule “C”), as part of the Transaction, HCo agrees to make an offer to purchase all of the outstanding Units, Series 1 Debentures and Series 2 Debentures (collectively, the “APIF Securities”) at the applicable Offer Price per APIF Security (the “Offers”, which terms shall include any one or more changes or variations to, or extensions of, such Offers) on the following terms and conditions:

(a)                                  HCo shall mail or cause to be mailed to all holders of APIF Securities, as soon as reasonably practicable following satisfaction of the conditions set forth below, the Offers, which Offers shall be made by way of a take-over bid circular (the “Bid Circular”) in compliance with the Securities Act (Ontario) and all other applicable securities laws, regulations and rules and the policy statements, orders and rulings of Canadian and United States securities regulatory authorities (the “Securities Laws”) and which Offers shall be subject to the conditions set forth in Schedule “C” hereto; provided the Board of Trustees or its Representatives have provided to HCo a reasonably completed Bid Circular, in both English and French languages, that complies in all material respects with Securities Laws (including any information pertaining to HCo, APIF and pro forma financial statements). HCo shall not be required to make the Offers (i) in any jurisdiction where it would be illegal to do so, (ii) in any jurisdiction other than Canada and the United States, or (iii) if the mailing has not occurred prior to the Bid Circular Mailing Date;

(b)                                 The mailing of the Bid Circular shall be conditional on the following matters, all of which conditions are intended to be for the sole benefit of HCo and any of which can be waived in whole or in part in its sole discretion without prejudice to any other right it may have under this Agreement:

(i)            this Agreement shall not have been terminated pursuant to Article 5;

(ii)           the Board of Trustees shall have provided HCo the lists referred to in Section 4.1(a)(vi);

(iii)          as of the date the Offers are to be made, there shall be no breach of or non-compliance with any material covenant, agreement or obligation of the Board of Trustees contained herein (in any case, as determined by HCo, acting reasonably);

(iv)          no circumstance, fact, change, event or occurrence shall have occurred or come into existence that would render it impossible for one or more of the conditions set out on Schedule “C” hereto or in the Divestiture Agreement to be satisfied;

(v)           no cease trade order, injunction or other prohibition under applicable Law shall exist against HCo (A) making the Offers as contemplated herein, (B) taking-up or paying for APIF Securities deposited under the Offers, (C) completing  the Compulsory Acquisition, (D) completing the Arrangement, or (E) completing the transactions as contemplated in the Divestiture Agreement;

(vi)          the Board of Trustees shall have complied in all respects with its covenants in this Agreement;

(vii)         each of the representations and warranties contained in Sections 3.1(a), 3.1(b) and 3.1(d) shall be true and correct in all material respects as of the date of the mailing of the Bid Circular with the same effect as if made at and as of the date of this Agreement and the date of the mailing of the Bid Circular (other than such representations that are made as of a specified date, which shall be true and correct as of such date);

(viii)        that the trustees’ circular (the “Trustees’ Circular”) prepared, and approved in final form, by the Board of Trustees shall be made available by the Board of Trustees to be mailed to holders of APIF Securities at the same time, and in the same package, as the Bid Circular and that in the Trustees’ Circular the Board of Trustees shall (A) make a unanimous recommendation that holders of APIF Securities accept the Offers, and (B) unanimously conclude that the Offers are fair, from a financial point of view, to holders of APIF Securities and the Board of Trustees shall not have withdrawn such recommendation or changed, modified or qualified such recommendation in a manner adverse to HCo, or taken any other action or made any other public statement or comments in connection with the Offers, the Amendment Resolution or the Arrangement inconsistent with such recommendation;

(ix)          the Interim Order has been granted in form and substance satisfactory to HCo and the Board of Trustees, each acting reasonably, and shall not have been set aside or varied in any manner unacceptable to HCo and the Board of Trustees, each acting reasonably, on appeal or otherwise; and

(x)            a Form F-4 in respect of the Offers has been declared effective by the SEC and shall not be the subject of any stop order, and no proceedings seeking a stop order shall be pending before or by the SEC;

(c)           The Offers shall expire not earlier than 11:59 p.m. (local time) on the 35th day (the “Expiry Time”) after the date of mailing of the Offers to the holders of APIF Securities;

(d)           The Bid Circular shall be prepared in compliance with Securities Laws.  The Trustees’ Circular shall be prepared by the Board of Trustees in compliance with Securities Laws;

(e)           The Board of Trustees shall defer the separation time under the Rights Plan and on or immediately prior to the Take-Up Time or such earlier time as HCo may request and waive, suspend the operation of or otherwise render the Rights Plan inoperative or ineffective as regards to the Offers, the Compulsory Acquisition, the Transaction and matters contemplated in this Agreement;

(f)            Each of HCo and the Board of Trustees shall provide in a timely manner to the other for inclusion in the Bid Circular and Trustees’ Circular, and any amendments or supplements thereto, such information regarding the other party as is required by Securities Laws to be included in the Bid Circular and Trustees’ Circular or is required for the preparation of the Bid Circular and Trustees’ Circular; and

(g)           Subject to the satisfaction of the conditions set forth in Schedule “C” and the terms hereof, HCo shall, as soon as is practicable in the circumstances and in any event within the time periods required by Securities Laws, accept for payment and take-up and pay for all APIF Securities deposited and not withdrawn under the Offers.

2.2                                 Amendment and Arrangement Resolutions.

(a)                                  The Board of Trustees shall call and hold the Amendment Resolution Meeting for the purposes of considering the Amendment Resolution in accordance with the APIF Declaration of Trust and applicable Laws.  The Board of Trustees shall provide notice to HCo of the Amendment Resolution Meeting and allow HCo’s Representatives to attend the Amendment Resolution Meeting. The Amendment Resolution Meeting shall be held on July 27, 2009 or such other business day or business days as agreed by the Board of Trustees.

(b)                                 HCo shall call and hold the Arrangement Meeting for the purposes of considering the Arrangement Resolution in accordance with the bylaws of HCo and applicable Laws.  HCo shall provide notice to the Board of Trustees of the Arrangement Meeting and allow Board of Trustee’s Representatives to attend the Arrangement Meeting. The Arrangement Meeting shall be held on July 27, 2009 or such other business day or business days as agreed by the board of directors of HCo, or such date as determined by the Court.

2.3                                 Affiliate Liability.

(a)                                  The Board of Trustees acknowledges that, as an element of the transactions contemplated by the Plan of Arrangement, HCo shall be indebted (which indebtedness will be evidenced by a promissory note) to New Hydrogenics which, upon completion of the Arrangement shall be owned by the original shareholders of HCo, in an the amount equal to $10,813,084 (the “Initial Liability”) representing the value of the Tax Pools as at March 31, 2009 based on XXXXX  {rate of compensation removed} of non-capital losses and unclaimed SRED expenditures and XXXXX {rate of compensation removed} of unclaimed ITCs. The Initial Liability amount shall be paid by HCo to New Hydrogenics at the Effective Time.

Prior to the Expiry Time, the Board of Trustees shall make arrangements satisfactory to HCo and New Hydrogenics, each acting reasonably, such that HCo will be provided with immediately available funds in an amount equal to the Initial Liability and HCo shall, at the Effective Time, pay such amount to New Hydrogenics in satisfaction of the Initial Liability.

(i)                                     In addition, the Board of Trustees acknowledges that, as an element of the transactions contemplated by the Plan of Arrangement, HCo shall be indebted (which indebtedness will be evidenced by a promissory note) to New Hydrogenics in an amount based on an estimate of the aggregate dollar value of the Tax Pools as at immediately prior to the Effective Time (the “Adjustment Period”), calculated on the following basis: (I) (A) XXXXX {rate of compensation removed} of non-capital losses, (B) XXXXX {rate of compensation removed} of unclaimed SRED expenditures; and (C) XXXXX {rate of compensation removed} of unclaimed ITCs, (II) less the amount of the Initial Liability, which aggregate amount shall be reflected in a reconciliation statement (the “Closing TA Statement”), in accordance with Sections 2.3(a)(ii) through 2.3(a)(vi).

(ii)           Within 40 days following the Effective Time, New Hydrogenics shall prepare and deliver to HCo a draft reconciliation statement (which will include pro forma tax returns of HCo, Test Systems and Stuart Energy as if the time immediately prior to the Effective Time was a year end for income tax purposes for such companies and such pro forma tax returns could be filed at such time without further effort, together with legal entity financial statements and all working papers required to review such pro forma financial statements and returns) (the “Draft Closing TA Statement”) of the cumulative actual dollar value of the non-capital losses, unclaimed SRED expenditures and unclaimed ITCs computed as of the end of the Adjustment Period, calculated as set forth above and determined in a manner consistent with past practice, on a reasonable and conservative basis, and such that the income or loss is properly calculated under the ITA, less the amount of the Initial Liability (the “Additional Amount”).  Unless HCo notifies New Hydrogenics of an objection to the Draft Closing TA Statement in writing within 15 days after receipt of the Draft Closing TA Statement, the Draft Closing TA Statement shall be deemed to be the Closing TA Statement.

For purposes only of the calculation to be made pursuant to Section 2.3(a)(i) and the pro forma tax returns to be prepared in accordance with Section 2.3(a)(ii), the transactions set forth in the Divestiture Agreement and the redemption of the common shares of HCo for common shares of New Hydrogenics contemplated in the Plan of Arrangement shall both be deemed to have occurred immediately prior to the end of the Adjustment Period.

(iii)                               If HCo disputes the Draft Closing TA Statement, it must notify New Hydrogenics in writing within 15 days after receipt of the Draft Closing TA Statement, specifying which items therein HCo disputes. In the event that HCo so notifies New Hydrogenics, HCo and New Hydrogenics, shall attempt to resolve all such disputes, acting reasonably and in good faith, within 30 days after receipt of HCo’s notice of objection, and the Draft Closing TA Statement shall be adjusted as necessary to reflect any such resolution. If the disputed items are resolved, the Draft Closing TA Statement, as adjusted, shall be deemed to be the Closing TA Statement.

(iv)                              If HCo and New Hydrogenics are unable to resolve all disputes within the 30 day period specified in Section 2.3(a)(iii), then within the next 5 days, a mutually agreed upon nationally recognized accounting firm (the “Independent Accounting Firm”) shall be appointed by HCo and New

Hydrogenics to resolve those items not resolved by such parties; provided that if HCo and New Hydrogenics cannot agree upon an accounting firm during such period, then Ernst & Young shall be appointed as the Independent Accounting Firm for purposes of this Section 2.3(a)(iv).

(v)                                 The Independent Accounting Firm will limit its review only to the specific items in dispute (and shall be subject to the adjustments and assumptions set forth above, together with those used by HCo and the Board of Trustees to calculate the Initial Liability) in making its determination of the Closing TA Statement, and shall deliver its report within 10 days of its appointment. HCo and New Hydrogenics shall cooperate fully with such review and shall make available to the Independent Accounting Firm all their respective work papers and other information and data  necessary in the preparation of the Draft Closing TA Statement. While the Independent Accounting Firm is making its determination hereunder, neither HCo nor New Hydrogenics shall communicate with the Independent Accounting Firm on the subject matter of its review, except by joint conference call, joint meeting or letter (including electronic mail) with a copy simultaneously delivered to the other party.

(vi)                              The determination by the Independent Accounting Firm in Section 2.3(a)(v) shall be binding; provided that if the Independent Accounting Firm determines that the Additional Amount reflected in the Closing TA Statement is equal to or less than $100,000 apart from the Additional Amount reflected in the Draft Closing TA Statement, then the Additional Amount shall be equal to the simple average of the two amounts, which amount shall be final and be conclusively determined to be the Additional Amount.

(vii)                           Within three (3) business days following determination of the Closing TA Statement pursuant to Sections 2.3(a)(ii), 2.3(a)(iii), 2.3(a)(v) or 2.3(a)(vi), the Board of Trustees shall cause APIF to make arrangements to provide HCo with an amount equal to the Additional Amount, if positive, determined on the basis of the Closing TA Statement, and HCo shall forthwith pay such amount, in immediate funds, to New Hydrogenics in full satisfaction of the Additional Amount and the promissory note relating thereto, as adjusted in accordance with the terms thereof. If the Additional Amount is negative (other than as a result of action taken by HCo at or after the Effective Time; but including any actions taken by HCo pursuant to the terms of the Divestiture Agreement and the redemption of the common shares of HCo for common shares of New Hydrogenics contemplated in the Plan of Arrangement), within three (3) business days following determination of the Closing TA Statement pursuant to Sections 2.3(a)(ii), 2.3(a)(iii), 2.3(a)(v) or 2.3(a)(vi), New Hydrogenics

shall pay HCo the absolute value of the Additional Amount in immediate funds and cancel the promissory note.

2.4                                 Post Closing Amount.

(a)                                  HCo has advised the Board of Trustees that non-capital losses in the amount of XXXXX {amount removed}, unclaimed SRED expenditures in the amount of XXXXX {amount removed} and unclaimed ITCs in the amount of XXXXX {amount removed} exist within certain subsidiaries of HCo which, under the ITA, are subject to restrictions on use by such subsidiaries arising, inter alia, as a result of an acquisition of control with respect to such subsidiaries which occurred prior to the date hereof (collectively, the “Restricted Tax Pools”).

(b)                                 The Board of Trustees acknowledges that, as an element of the Transaction, HCo shall be obligated (which obligation will be evidenced by a promissory note) to pay to New Hydrogenics the Post Closing Amount.

(c)                                  In the event that, prior to the sixth anniversary of the Effective Time (“Restricted Pool Period”), restrictions on the use of such non-capital losses, unclaimed SRED expenditures or unclaimed ITCs are removed and HCo, Stuart Energy, Test Systems or any affiliate or successor thereof uses such non-capital losses, unclaimed SRED expenditures or unclaimed ITCs for both federal and Ontario income tax purposes in a year ending after the date of this Agreement, HCo shall pay to New Hydrogenics of XXXXX {rate of compensation removed} of:

(i)            non-capital losses that HCo, Stuart Energy, Test Systems or any affiliate or successor thereof actually uses from the Restricted Tax Pools;

(ii)           unclaimed SRED expenditures that HCo, Stuart Energy, Test Systems or any affiliate or successor thereof actually uses from the Restricted Tax Pools; and

(iii)          unclaimed investment tax credits that HCo, Stuart Energy, Test Systems or any affiliate or successor thereof actually uses from the Restricted Tax Pools,

following the Effective Time (collectively, “Restricted Pool Losses”).

(d)                                 The Restricted Pool Losses shall be deemed to be used to the extent that (i) HCo, Stuart Energy, Test Systems or any affiliate or successor thereof files any federal tax return claiming any Restricted Pool Losses. In connection therewith, on or before April 30 of the following year if any of the Restricted Pool Losses have been used, HCo shall provide to New Hydrogenics a certificate of the Chief Financial Officer of HCo advising that a portion of the Restricted Pool Losses have been used and attaching the relevant pages of the applicable Tax Returns, together with payment, if any, of the amounts determined, and payable to New

Hydrogenics, under this Section 2.4 (the “Post Closing Amount”). In the event any claim under the ITA made with respect of Restricted Pool Losses is denied by the Canada Revenue Agency (other than as a result of actions taken by HCo at or after the Effective Time), New Hydrogenics shall, forthwith upon receipt of notice from HCo (which notice shall attach copies of any assessments or reassessments from the Canada Revenue Agency in respect thereof) refund any payment by HCo in respect of such Restricted Pool Losses previously made.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                                 Representations and Warranties of the Board of Trustees. The Board of Trustees jointly (and not severally), and subject to the respective knowledge of each trustee, hereby represents and warrants to HCo and New Hydrogenics, and acknowledges that each of HCo and New Hydrogenics is relying on such representations and warranties, that:

(a)                                  Existence. APIF is an open-ended mutual fund trust duly created and validly subsisting under the laws of the Province of Ontario;

(b)                                 Authorization. No approvals by the unitholders of APIF are required pursuant to the APIF Declaration of Trust in connection with the execution of this Agreement or the completion of the transactions contemplated herein (other than with respect to the Amendment Resolution) and, upon the due execution and delivery of this Agreement by the other parties, this Agreement shall be a valid and binding agreement of the Board of Trustees enforceable by the other parties against the Board of Trustees in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies, such as specific performance and injunction, are in the discretion of the court from which they are sought;

(c)                                  Reporting Issuer. APIF is a reporting issuer in good standing in all provinces of Canada where such a concept exists and has not been notified of nor is it aware of any material default or alleged material default by it of requirements of Securities Laws;

(d)                                 Authorized Capital and Outstanding Securities. The authorized capital of APIF consists of an unlimited number of Units, of which, as at May 31, 2009, 77,953,183 Units were issued and outstanding. APIF also has, as at such date, Series 1 Debentures and Series 2 Debentures with a principal amount of $84,964,000 and $60,000,000 outstanding, respectively, and Algonquin (AirSource) Power LP had as at May 31, 2009 outstanding 1,655,718 units exchangeable (using an exchange ratio of 1 to 0.9808) for an aggregate of 1,623,928 Units. The continuous disclosure provided in respect of APIF is accurate in all material respects regarding issued and outstanding subscriptions, options, warrants, conversion privileges, exchange rights or similar options, calls, rights, commitments or agreements of any character creating an obligation on the part of APIF to issue, deliver or sell Units or other ownership interests in APIF;

(e)                                  Continuous Disclosure Record. APIF’s annual information form, management information circular, financial statements and accompanying management’s discussion and analyses, material change reports and other continuous disclosure documents filed on SEDAR since January 1, 2009 (collectively, the “APIF Continuous Disclosure Record”), at the time filed (and if amended or superseded by a filing prior to the date of this Agreement then, on the date of such filing), (i) did not contain any material misrepresentation (as defined in Securities Laws), did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of Securities Laws. APIF has not filed any confidential material change report with the Ontario Securities Commission or any other securities regulator or any stock exchange, which, as of the date hereof, remains confidential;

(f)                                    Funds Available. The aggregate cash amounts in respect of the Initial Liability and Additional Amount will be available at the time which such amounts will be payable under this Agreement to ensure payments thereof to HCo and New Hydrogenics in accordance with the terms in this Agreement; and

(g)                                 Trustees’ Circular and APIF Circular. The Trustees’ Circular and the APIF Circular will, when mailed, comply with applicable Law and the Trustees’ Circular will constitute full, true and plain disclosure concerning the background to the Offers.  The Trustees’ Circular and the APIF Circular will not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made, and will not contain any material misrepresentation (as defined in Securities Laws) likely, if the Offers are consummated, to be materially adverse to an acquiror of New Algonquin Shares and such other securities issued pursuant to the Offers.

3.2                                 Representations and Warranties relating to HCo. HCo and New Hydrogenics hereby represent and warrant to the Board of Trustees, and acknowledge that the Board of Trustees is relying on such representations and warranties, that:

(a)                                  Existence. HCo is duly incorporated and validly subsisting under the laws of Canada;

(b)                                 Authorization. No approvals of the shareholders of HCo are required in connection with the execution of this Agreement and the transactions contemplated herein (other than with respect to the Arrangement Resolution and the issuance of common shares of HCo under the Offers) and, upon the due execution and delivery of this Agreement by the other parties, this Agreement shall be a valid and binding agreement of HCo and New Hydrogenics enforceable by the other parties against HCo and New Hydrogenics in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies, such as specific performance and injunction, are in the discretion of the court from which they are sought;

(c)                                  Reporting Issuer. HCo is a reporting issuer in good standing in all provinces of Canada where such a concept exists and has not been notified of nor is it aware of any material default or alleged material default by it of requirements of Securities Laws, except as disclosed to the Board of Trustees and its Representatives prior to the date hereof;

(d)                                 Authorized Capital and Outstanding Securities. The authorized capital of HCo consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, of which, as at June 10, 2009, there were 92,405,666 common shares issued and outstanding and no preferred shares issued or outstanding. The continuous disclosure provided in respect of HCo is accurate in all material respects regarding issued and outstanding subscriptions, options, warrants, conversion privileges, exchange rights or similar options, calls, rights, commitments or agreements of any character creating an obligation on the part of HCo to issue, deliver or sell common shares or other ownership interests in HCo;

(e)                                  Continuous Disclosure Record. HCo’s  annual information form, management proxy circular(s), financial statements and accompanying management’s discussion and analyses, material change reports and other continuous disclosure documents filed on SEDAR since January 1, 2009 (collectively, the “HCo Continuous Disclosure Record”), at the time filed (and if amended or superseded by a filing prior to the date of this Agreement then, on the date of such filing), (i) did not contain any material misrepresentation (as defined in Securities Laws), did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of Securities Laws.  HCo has not filed any confidential material change report with the Ontario Securities Commission or any other securities regulator or any stock exchange, which, as of the date hereof, remains confidential;

(f)                                    Liabilities. At the Effective Time, HCo shall have no liabilities other than (i) Excluded Liabilities (as defined in the Divestiture Agreement), (ii) pursuant to the Indemnity Agreement and (iii) the Initial Liability, the Additional Amount, if positive, the Post-Closing Amount, and liabilities arising in respect of the obligation of HCo to pay the Algonquin Costs;

(g)                                 Bid Circular.  The Bid Circular will, when mailed, constitute full, true and plain disclosure concerning HCo;

(h)                                 Listing of New Algonquin Shares. The New Algonquin Shares to be provided as consideration in connection with the Offers will be duly issued as fully paid and non-assessable and listed and posted for trading on the Toronto Stock Exchange;

(i)                                     Tax Pools.  Without reference to the Restricted Tax Pools,

(i)                                     as at December 31, 2008, the Tax Pools were comprised of the following:  HCo had non-capital losses of XXXXX {amount removed}, unclaimed SRED expenditures of XXXXX {amount removed} and unclaimed ITCs of XXXXX {amount removed}, Test Systems had non-capital losses of XXXXX {amount removed}, unclaimed SRED expenditures of XXXXX {amount removed} and unclaimed ITCs of XXXXX {amount removed} and Stuart Energy had non-capital losses of XXXXX {amount removed}, unclaimed SRED expenditures of XXXXX {amount removed} and unclaimed ITCs of XXXXX {amount removed};

(ii)           up to and including the Effective Time, the Tax Pools have been properly calculated, recorded and recognized by HCo in accordance with the ITA; and

(iii)          as at immediately prior to the Effective Time: (i) the Tax Pools will not be subject to any restriction applicable to HCo, Stuart Energy and Test Systems, as the case may be, for both federal and Ontario income tax purposes and, (ii) except as disclosed in writing to the Board of Trustees or its Representatives prior to the date hereof, or with the written consent of the Board of Trustees or its Representatives, such consent not to be unreasonably withheld, there will not have been an acquisition of control, amalgamation, restructuring, reorganization, forgiveness of indebtedness, change of year end or other similar transaction in respect of HCo, Test Systems or Stuart Energy which would have the effect of imposing restrictions on the ability of HCo, Stuart Energy and/or Test Systems to utilize the Tax Pools or which would accelerate expiry of the Tax Pools.

(j)                                     Foreign Taxes.  There are no material foreign taxes owing to, or material reporting obligations imposed by, any Governmental Entities in connection with the transfers of the shares, or intercompany accounts receivables, of Hydrogenics Holding GmbH, shares, or intercompany accounts receivables, of Hydrogenics Europe N.V., shares, or intercompany accounts receivables, of Hydrogenics U.S.A., Inc. and intercompany accounts receivables of Hydrogenics GmbH from HCo to New Hydrogenics, the transfer of intercompany accounts receivables of Hydrogenics GmbH from Test Systems to New Hydrogenics and the transfers of intercompany accounts receivables of Hydrogenics Europe N.V. and the transfers of shares, or intercompany accounts receivables, of Stuart Energy U.S.A., Inc.

from Stuart Energy to New Hydrogenics, in each case, pursuant to the terms of the Divestiture Agreement.

3.3                                 Representations and Warranties of New Hydrogenics. New Hydrogenics hereby represents and warrants to the Board of Trustees and acknowledges that the Board of Trustees is relying on such representations and warranties, that:

(a)                                  Existence. New Hydrogenics is duly incorporated and existing under the laws of Canada; and

(b)                                 Authorization. No approvals of the shareholders of New Hydrogenics are required in connection with the execution of this Agreement or the completion of the transactions contemplated herein and, upon the due execution and delivery of this Agreement by the other parties, this Agreement shall be a valid and binding agreement of New Hydrogenics enforceable by the other parties against New Hydrogenics in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies, such as specific performance and injunction, are in the discretion of the court from which they are sought.

3.4                                 Survival of Representations and Warranties.  The representations and warranties of the parties contained herein shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
GENERAL COVENANTS

4.1                                 Covenants of Board of Trustees.

(a)                                  The Board of Trustees hereby covenants that from the date hereof until the earlier of: (i) the Effective Time; or (ii) this Agreement having been terminated pursuant to Article 5 hereof, the Board of Trustees will:

(i)            not, without the prior written consent of HCo, amend the Amendment Resolution; provided that amendments to the foregoing do not require consent of HCo if such amendments concern matters which, in the reasonable opinion of Board of Trustees, is of an administrative nature required to better give effect to the implementation of the Compulsory Acquisition at the Effective Time, and are not adverse to the interests of HCo or holders of its common shares;

(ii)           forthwith following the approval of Amendment Resolution, amend the APIF Declaration of Trust to effect the Amendment Resolution;

(iii)          (A) unanimously recommend that the holders of APIF Securities deposit their respective APIF Securities to the Offers and vote in favour of the Amendment Resolution, (B) unanimously conclude that the Offers are fair from a financial point of view to holders of APIF Securities, and contemporaneously with the mailing of the Bid Circular and Trustees’ Circular, the Board of Trustees shall issue and file the Trustees’ Circular, including such recommendation and conclusion, in all jurisdictions where the same is required in accordance with Securities Laws, and, subject to the Board of Trustees being of the view, acting reasonably, that a Material Adverse Change has not occurred or is not likely to exist at the Effective Time, not withdraw such recommendation or change, notify or qualify such recommendation in a manner adverse to HCo, or take any other action or make any other public statement or comments in connection with the Offers, the Amendment Resolution or the Arrangement inconsistent with such recommendation. Each member of the Board of Trustees shall tender its APIF Securities to the Unit Offer;

(iv)                              use, and will cause its Representatives to use, reasonable commercial efforts to successfully complete, and to assist HCo to successfully complete, the transactions contemplated by this Agreement, including making and/or co-operating with HCo in the preparation of any application for any orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by HCo to be necessary to discharge its obligations or otherwise advisable under applicable Law in connection with this Agreement, including in respect of the Regulatory Clearances, and in obtaining receipt of all necessary material regulatory consents, waivers, approvals and orders required to be obtained in connection with the Transaction and in obtaining receipt of all material third party consents required to be obtained in connection with the Transaction and in mailing or otherwise making the Offers and to ensure that the conditions of mailing of the Bid Circular and of the Transaction are satisfied and keep HCo informed on a timely basis concerning the process;

(v)                                 prior to the Expiry Time, cause APIF to make arrangements satisfactory to HCo and New Hydrogenics, each acting reasonably, such that immediately available funds will be provided to HCo in an amount equal to the Initial Liability;

(vi)                              provide, to the extent practicable, a list of holders (including name, address and number of securities held) of all APIF Securities prepared by the transfer agent of APIF and a list of holders of other securities evidencing a right to acquire Units, if any (with full particulars as to the purchase, exercise, exchange or conversion price, vesting and expiry date) prepared by APIF (as well as a security position listing from each depositary, including CDS Depository Services Inc.) and deliver these lists to HCo promptly after execution of this Agreement and obtain and deliver to HCo thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be both in printed form and, if available, in computer-readable format; and

(vii)         use commercially reasonable efforts to ensure that, to its knowledge, the Bid Circular is prepared in compliance with Securities Laws.

(b)                                 The Board of Trustees hereby covenants that at and after the Effective Time it will:

(i)                                     subject to the approval of the Amendment Resolution, immediately following payment by HCo to the Depositary for the APIF Securities deposited under the Offers, cause the balance of the outstanding Units that are not so deposited to the Offers to be acquired by HCo at the Effective Time pursuant to the Compulsory Acquisition; and

(ii)                                  at the Effective Time, cause HCo to pay the Initial Liability to New Hydrogenics.

4.2                                 Covenants of HCo.

(a)                                  HCo hereby covenants that from the date hereof until the earlier of (i) the time immediately prior to the Effective Time or (ii) this Agreement having been terminated pursuant to Article 5 hereof, HCo will:

(i)                                     not, without the prior written consent of the Board of Trustees, amend the Plan of Arrangement (including with respect to the attributes of the New Algonquin Shares) or as may be required by the Court or the Director, provided such amendments are acceptable to each of HCo and the Board of Trustees, each acting reasonably, the Divestiture Agreement, the Offers or the Indemnity Agreement or waive any conditions in the Divestiture Agreement in favour of HCo or waive any conditions of the Offers; provided that amendments to the foregoing do not require consent of the Board of Trustees if such amendments concern matters which, in the reasonable opinion of HCo, is of an administrative nature required to better give effect to the implementation of, or matters contemplated in,  the Plan of Arrangement, the Divestiture Agreement, the Offers or Indemnity Agreement, and are not adverse to the economic interests of any Persons effected thereby;

(ii)           use commercially reasonable efforts to ensure that the Offers substantially conform with the description thereof in this Agreement, except with the prior written consent of the Board of Trustees or as may be required by the

SEC, provided that such modifications are acceptable to HCo and the Board of Trustees, each acting reasonably;

(iii)          use all reasonable commercial efforts to successfully complete the transactions contemplated by the Plan of Arrangement, the Divestiture Agreement and this Agreement, including making and/or co-operating with the Board of Trustees and its Representatives in the preparation of any application for any orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by the Board of Trustees to be necessary to discharge its obligations or otherwise advisable under applicable Law in connection with this Agreement, including in respect of the Regulatory Clearances, and in obtaining receipt of all necessary material regulatory consents, waivers, approvals and orders required to be obtained in connection with the Transaction and in obtaining receipt of all material third party consents required to be obtained in connection with the Transaction including, for greater certainty, mailing or otherwise making the Offers to holders of APIF Securities and to ensure that the conditions of mailing of the Bid Circular and of the Transaction are satisfied and to keep the Board of Trustees informed on a timely basis concerning the process;

(iv)                              prior to the take-up of the Units under the Unit Offer, not complete any transaction which would result in an acquisition of control of HCo, Test Systems or Stuart Energy and, without the prior written consent of the Board of Trustees, such consent not to be unreasonably withheld, not complete any amalgamation, reorganization, restructuring, forgiveness of indebtedness, change of year end or other similar transaction, in each case, which would have the effect of imposing restrictions on the ability of HCo, Test Systems and/or Stuart Energy to utilize the Tax Pools or which would accelerate expiry of the Tax Pools; and

(v)                                 use commercially reasonable efforts to ensure that, to its knowledge, the Bid Circular is prepared in compliance with Securities Laws.

(b)                                 HCo hereby covenants that at and after the Effective Time it will:

(i)                                     acquire the balance of the Units that are not deposited to the Offers under the Compulsory Acquisition at the Effective Time;

(ii)           pay to New Hydrogenics amounts equal to the Initial Liability and the Additional Amount to New Hydrogenics, in each case in accordance with Section 2.3;

(iii)          pay to New Hydrogenics amounts equal to the Post-Closing Amount to New Hydrogenics in accordance with Section 2.4; and

(iv)                              following payment by HCo to the Person acting as depositary under the Offers (the “Depositary”) for the APIF Securities deposited thereunder, use commercially reasonable efforts to acquire the balance of the Series 1 Debentures and Series 2 Debentures that are not deposited to the Offers as soon as reasonably practicable after completion of the Offers using the compulsory acquisition provisions under the trust indentures governing the Series 1 Debentures and Series 2 Debentures, respectively, if permitted to do so thereunder.

4.3                                 Bid Circular, Trustees’ Circular and APIF Circular. The Board of Trustees shall cause reasonably complete draft copies of the Form F-4  relating to the Offers, Bid Circular and APIF Circular, to be prepared in accordance with Securities Laws, and to be provided to HCo as soon as practicable following execution of this Agreement, and shall provide HCo with sufficient opportunity to review and finalize the same. HCo shall provide the Board of Trustees with comments received from the SEC with respect to the Form F-4 and shall provide the Board of Trustees with a reasonable opportunity to review and provide comments on responses to be provided by HCo to the SEC in response to comments received. HCo shall provide the Board of Trustees with a draft copy of the Bid Circular prior to the mailing thereof and shall provide the Board of Trustees with a reasonable opportunity to review and provide comments thereon.  The Board of Trustees shall provide HCo with a draft copy of the Trustees’ Circular and APIF Circular to be issued prior to the mailing thereof and shall provide HCo with a reasonable opportunity to review and provide comments thereon.

4.4                                 Compliance with Law. In connection with the Transaction:

(a)                                  the Board of Trustees shall ensure compliance by APIF and its subsidiaries and affiliated entities with all applicable Law, including the timely filing of any press release, material change report or other document with securities regulatory authorities in accordance with applicable Law; and

(b)                                 HCo shall ensure the timely filing of any required documents with securities regulatory authorities in accordance with applicable Law.

4.5                                 Withdrawal of Offers. In the event that this Agreement has been terminated for any reason, HCo shall withdraw the Offers and shall not take-up and pay for any APIF Securities which may have been deposited in respect thereof. The withdrawal of the Offers will be effective upon written notice by HCo to the Depositary at its principal office in Toronto, Ontario. HCo, forthwith after giving any such notice, shall make a public announcement of such withdrawal, will cause the Depositary as soon as practicable thereafter to notify the holders of APIF Securities, and will provide a copy of the aforementioned notice to the Toronto Stock Exchange. If the Offers are withdrawn, HCo shall not be obligated to, nor shall it take-up or pay for, any APIF Securities deposited under the Offers and the Depositary will promptly return the certificates representing deposited securities and related documents to the parties by whom they were deposited.

4.6                                 Transaction Costs.

(a)                                  All liabilities arising in connection with the Hydrogenics Costs shall be transferred to and assumed by New Hydrogenics at the Effective Time, such that New Hydrogenics and not HCo will be responsible for payment of any Hydrogenics Costs; and

(b)                                 At the Effective Time, but conditional upon the payment of the Initial Liability by HCo to New Hydrogenics, HCo shall be obligated to pay all Algonquin Costs and such obligation shall remain with HCo and shall not  be transferred to or paid by New Hydrogenics.

ARTICLE 5
TERM AND TERMINATION

5.1                                 Term. This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with this Article 5, provided that if the Effective Time occurs, Sections 2.3, 2.4, 4.1(b), 4.2(b), 4.6, 5.5 and Article 6 shall survive in accordance with their terms.

5.2                                 Termination by the Board of Trustees. The Board of Trustees may, without prejudice to any other rights, terminate this Agreement prior to Effective Time, by notice to HCo:

(a)                                  if the Effective Time has not occurred on or before the Outside Date; provided, however, the right to terminate this Agreement under this Section 5.2(a) is not available to the Board of Trustees if its failure to fulfil any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur;

(b)                                 if HCo is in breach in any material respect of any of its material representations, warranties and covenants under this Agreement and such breach is not remedied within 15 days after written notice thereof has been given by the Board of Trustees to HCo;

(c)                                  if, the Board of Trustees, acting reasonably, are of the view that a Material Adverse Change has occurred or is likely to exist on the Effective Time;

(d)                                 if the conditions of the Offers set forth in Schedule “C” are not satisfied by the Expiry Time or any change, effect, event, occurrence, state of facts or development has occurred that would cause any condition of the Offers set forth in Schedule “C” not to be satisfied and is not reasonably capable of being cured by the Outside Date, unless the reason for the relevant condition not being satisfied or capable of being satisfied is due to a breach of this Agreement by the Board of Trustees or its Representatives;

(e)                                  if the mailing of the Bid Circular has not occurred on or before the Bid Circular Mailing Date; provided, however, the right to terminate this Agreement under this Section 5.2(e) is not available to the Board of Trustees if its failure to fulfil any obligation under this Agreement has been the cause of, or resulted in, the failure of the Bid Circular to be mailed on or before the Bid Circular Mailing Date ;

(f)                                    if any conditions in Section 2.1(b) have not been satisfied or waived by the Bid Circular Mailing Date, unless the reason for the relevant condition not being satisfied or capable of being satisfied is due to a breach of this Agreement by the Board of Trustees; or

(g)                                 for convenience, provided that such termination shall only be effective upon APMI paying HCo the HCo Break Fee (as defined in the Expense Reimbursement Agreement).

5.3                                 Termination by HCo. HCo may, without prejudice to any other rights, terminate this Agreement prior to the Effective Time, by notice to the Board of Trustees:

(a)                                  if the Effective Time has not occurred on or before the Outside Date; provided, however, the right to terminate this Agreement under this Section 5.3(a) is not available to HCo if its failure to fulfil any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur;

(b)                                 if the Board of Trustees is in breach in any material respect of any of its material representations, warranties and covenants under this Agreement and such breach is not remedied within 15 days after written notice thereof from HCo to the Board of Trustees; or

(c)                                  if any condition of the Offers set forth in Schedule “C” is not satisfied or waived by the Expiry Time, or any change, effect, event, occurrence, state of facts or development has occurred that would cause any condition of the Offers set forth in Schedule “C” not to be satisfied and is not reasonably capable of being cured by the Outside Date, unless the reason for the relevant condition not being satisfied or capable of being satisfied is due to a breach of this Agreement by HCo or its Representatives;

(d)                                 if the mailing of the Bid Circular has not occurred on or before the Bid Circular Mailing Date; provided, however, the right to terminate this Agreement under this Section 5.3(d) is not available to HCo if its failure to fulfil any obligation under this Agreement has been the cause of, or resulted in, the failure of the Bid Circular to be mailed on or before the Bid Circular Mailing Date;

(e)                                  if any conditions in Section 2.1(b) have not been satisfied or waived by the Bid Circular Mailing Date, unless the reason for the relevant condition not being satisfied or capable of being satisfied is due to a breach of this Agreement by HCo; or

(f)                                    for convenience, provided that such termination shall only be effective upon HCo paying APMI the APMI Break Fee (as defined in the Expense Reimbursement Agreement).

5.4                                 Mutual Termination. This Agreement may also be terminated by mutual written consent of the parties.

5.5                                 Effect of Termination. In the event of termination in accordance with Sections 5.2 or 5.3, written notice shall be provided forthwith by the terminating party to the other party, specifying the provision pursuant to which the termination is being made.  In the event of  the termination of this Agreement, as provided in this Article 5, this Agreement shall forthwith have no further force or effect and, without limiting the any party’s obligations pursuant to the Expense Reimbursement Agreement, no party shall have any further obligations hereunder, except as provided in Sections 2.3, 2.4, 4.1(b), 4.2(b), 5.5, Article 6 and this Section 5.5 which provisions shall survive the termination of this Agreement; provided that each party further acknowledges that its sole remedy to which a party is entitled on termination of this Agreement is set forth in the Expense Reimbursement Agreement.

5.6                                 Extension of Time.  If a notice of breach is given by one party to the other pursuant to Section 5.2(b) or Section 5.3(b) less than 15 days prior to the Expiry Time, the Parties agree that the Offers may be extended in accordance with applicable Securities Laws for a period of not more than 15 days, provided that the party in breach is diligently remedying such breach if such breach is capable of being cured during the applicable cure period.

ARTICLE 6
GENERAL

6.1                                 Disclosure. Except as required by applicable Law, or as required by any competent governmental, judicial or other authority, or in accordance with the requirements of any stock exchange, neither party shall make any public announcement or statement with respect to this Agreement without the approval of the other party which approval shall not be unreasonably withheld or delayed. Each party shall provide the other with a copy of its proposed disclosure prior to the release thereof. Moreover, the parties agree to use their reasonable commercial efforts to consult with each other prior to issuing each public announcement or statement with respect to this Agreement. The parties agree that the initial press releases announcing the entering into of this Agreement shall be substantially in the forms set out in Schedule “E” annexed hereto.

6.2                                 Assignment. This Agreement shall not be assignable by any party hereto without the consent of the other parties, such consent not to be unreasonably withheld or delayed.

6.3                                 Time. Time shall be of the essence of this Agreement.

6.4                                 Currency. All sums of money referred to in this Agreement shall mean and refer to Canadian funds.

6.5                                 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

6.6                                 Entire Agreement. This Agreement, the Expense Reimbursement Agreement, the Divestiture Agreement, the Indemnity Agreement and the Confidentiality Agreement and any written agreements among any of the parties as at the date hereof, constitutes the entire agreement and understanding between the parties hereto, APMI and Algonquin Power Fund (Canada) Inc. with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto, including the letter agreement dated April 13, 2009 between HCo and APIF.

6.7                                 Amendments. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto; provided, however, that either party may in its sole discretion waive any condition herein which is solely for its benefit.

6.8                                 Notices. Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered or faxed, in the case of:

(a)                                  the Board of Trustees, addressed as follows:

The Board of Trustees
Algonquin Power Income Fund
2845 Bristol Circle
Oakville, Ontario
L6H 7H7

Attention:              Ken Moore, Chairman

Telecopier No.:     (905) 465-4540

with a copy to:

Blake, Cassels & Graydon LLP
Suite 2300
199 Bay Street
Commerce Court West
Toronto, Ontario
M5L 1A9

Attention:              R. Kenneth S. Pearce

Telecopier No.:     (416) 863-2653

(b)                                 HCo or New Hydrogenics, addressed as follows:

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario
L5R 1B8

Attention:              Lawrence Davis, Chief Financial Officer

Telecopier No.:     (905) 361-3626

with a copy to:

Torys LLP
79 Wellington Street West, Suite 3000
Box 270, TD Centre
Toronto, Ontario
M5K 1N2

Attention:              John Emanoilidis

Telecopier No.:     (416) 865-7380

or to such other address as the relevant party may from time to time advise by notice in writing given pursuant to this section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or telecopy (if during normal business hours or, if not, the next business day).

6.9                                 Expenses. Except as expressly contemplated herein or in the Expense Reimbursement Agreement to the contrary, each of the parties shall pay its legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

6.10                           Further Assurances. The parties hereto shall take all steps as may be required or desirable to consummate the Transaction and each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to give effect to the purpose of this Agreement and to carry out its provisions, whether before or after the Effective Time.

6.11                           Counterparts. This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of the counterparts may be effected by means of a telecopied transmission.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Yours truly,

HYDROGENICS CORPORATION

By:	/s/ Lawrence Davis
Name:	Lawrence Davis
Title:	Chief Financial Officer

Accepted and agreed as of this 11th day of June, 2009.

THE TRUSTEES OF ALGONQUIN POWER INCOME FUND

/s/ Kenneth Moore
Kenneth Moore

/s/ Christopher Ball
Christopher Ball

/s/ George Steeves
George Steeves

7188501 CANADA INC.

By:	/s/ Lawrence Davis
Name:	Lawrence Davis
Title:	Chief Financial Officer

SCHEDULE “A”

Attributes of the HCo Series 1 Debentures

Nature of Instrument	Series 1 $84,964,000 Unsecured convertible subordinated debentures
General

• Consideration option (A or B below) to be selected at the discretion of the tendering debenture holder.

• $40 million maximum amount of equity to be allocated to those debentureholders who select Option B ( to be allocated pro-rata to all debenture holders selecting Option B)

• default option would be Option A under compulsory acquisition

	Option A	Option B
Shares		31.153 freely trading shares in Algonquin Power Inc.

Coupon Rate	7.50% p.a. payable semi-annually	N.A.

Face Value	$102.00 per $100.00 of face value of existing Series 1 Debentures	N.A.

Conversion Price	$4.00	N.A.

Maturity date	November 30, 2014	N.A.

Interest Payment Date	31st January, 31st July every year on outstanding amount of Debentures.	N.A.

Computation of Interest	Interest payable in arrears on the Debentures will be calculated on the basis of actual number of days elapsed in a year of 365 or 366 Days as the case may be.	N.A.

Redemption	Same as current Series I debentures.	N.A.

SCHEDULE “B”

Attributes of the HCo Series 2 Debentures

Nature of Instrument	Series 2 $60 million Unsecured convertible subordinated debentures
Coupon Rate	6.35% p.a. payable semi-annually

Face Value	$100.00 per $100.00 of face value of existing Series 2 Debentures

Conversion Price	$6.00

Maturity date	November 30, 2016

Interest Payment Date	31st May, 30th November every year on outstanding amount of Debentures.

Computation of Interest	Interest payable in arrears on the Debentures will be calculated on the basis of actual number of days elapsed in a year of 365 or 366 Days as the case may be.

Redemption	Same as existing Series 2 debentures.

SCHEDULE “C”

Conditions to the Offers

Subject to the provisions of this Agreement and applicable Law, HCo shall have the right to withdraw or terminate the Offers, and shall not be required to accept for payment, take up, purchase or pay for any APIF Securities deposited under the Offers, unless all of the following conditions are satisfied or waived by HCo at or prior to the Expiry Time:

(a)                                  there shall not be pending, or in force any suit, action or proceeding by any Person, including a Governmental Entity, or injunction, order, decree or ruling issued by a Governmental Entity of competent jurisdiction (and there shall not be threatened in writing or pending any suit, action or proceedings by any Person, including a Governmental Entity, in respect thereof):

(i)                                     to cease trade, enjoin, prohibit or impose material limitations or conditions on any of the transactions contemplated in this Agreement, including (A) the Offers, the Compulsory Acquisition or the purchase by, or the sale to, HCo of the APIF Securities or the right of HCo to own or exercise full rights of ownership of the APIF Securities, or (B) the completion of the Arrangement, or (C) the completion of the transactions contemplated in the Divestiture Agreement;

(ii)           seeking to obtain from HCo or APIF any material damages directly or indirectly in connection with the Offers, the Compulsory Acquisition or the Arrangement; or

(iii)          that would materially and adversely affect the ability of HCo to complete the Offers, Compulsory Acquisition or the Arrangement on the Effective Time;

(b)                                 the Arrangement Resolution has been approved by 66 2/3% of the number of shares represented by holders thereof, in person or by proxy, at the Arrangement Resolution Meeting;

(c)                                  the Amendment Resolution has been approved by 66 2/3% of the number of Units represented by holders thereof, in person or by proxy, at the Amendment Resolution Meeting;

(d)                                 not less than the Specified Percentage of the outstanding Units at the Expiry Time, shall be validly deposited and not withdrawn under the Offer with respect to the Units;

(e)                                  registered holders of not more than 5% of the outstanding common shares of HCo shall have exercised Dissent Rights, if any, in respect of the Arrangement that have not been withdrawn;

(f)                                    the Interim Order and the Final Order have been granted in form and substance satisfactory to HCo, acting reasonably and shall not have been set aside or varied in any manner unacceptable to HCo, acting reasonably, on appeal or otherwise;

(g)                                 the Regulatory Clearances have been obtained on terms satisfactory to HCo and the Board of Trustees, both acting reasonably;

(h)                                 the New Algonquin Shares to be issued under the Offers and the Compulsory Acquisition shall have been conditionally approved for listing on the Toronto Stock Exchange on terms satisfactory to HCo and the Board of Trustees, both acting reasonably;

(i)                                     the common shares of New Hydrogenics to be issued under the Arrangement shall have been conditionally approved for listing on the Toronto Stock Exchange and the Nasdaq Global Market on terms satisfactory to HCo, acting reasonably; and

(j)                                     this Agreement shall not have been terminated in accordance with its terms.

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SCHEDULE “D”

Transaction Costs

The costs of legal counsel, auditors and other advisors and other expenses incurred by the Board of Trustees, APMI and their respective Representatives  in connection with the preparation of the Offers and preparing for closing of the Transaction, shall be defined as “Algonquin Costs”. The costs of legal counsel, auditors and other advisors and other expenses incurred by HCo in this regard, shall be defined as “Hydrogenics Costs”. Without limiting the foregoing, the following table confirms the classification of certain costs as Algonquin Costs or Hydrogenics Costs:

ALGONQUIN COSTS AND HYDROGENICS COSTS

Cost Item	Classification of Costs

Preparation by HCo counsel of:	“Hydrogenics Costs”
Plan of Arrangement
Materials for HCo shareholders’ meeting

Review and modifications by HCo counsel:
Bid Circular
Form F-4 prior to its submission to SEC
Depositary Agreement

Preparation by Algonquin counsel of:	“Algonquin Costs”
Initial draft of Bid Circular (other than the Form F-4)
Initial draft of the Form F-4 prior to its submission
Letter of Transmittal, etc.
Initial draft of Depositary Agreement
Initial draft of Support Agreement
Trust Indenture, Convertible Debentures, etc.
Exemptive relief application, if any, relating to the Offers

Review and modifications by Algonquin counsel to:	“Algonquin Costs”
Plan of Arrangement

French Translation – Bid Circular, Letter of Transmittal, etc.	“Algonquin Costs”

French Translation – HCo documents incorporated by reference into the Bid Circular	“Hydrogenics Costs”

Other	50% “Hydrogenics Costs”
• Filing Fees (SEC, Canadian, Edgar, HSR, Competition Act)	50% “Algonquin Costs”
• Depositary Fees and fees related to trustee and other fees in connection with the Trust Indenture and Convertible Debentures
• Printing and mailing costs for Bid Circular, Trustees’ Circular and related documents
• Preparation of third party valuation of Hydrogenics’ assets to be transferred

Cost Item		Classification of Costs
•	Third party shareholder/debentureholder communications costs in respect of HCo shareholders’ meeting or Offers
•	Independent Accounting Firm, if any
•

All advisory costs incurred following submission of the Form F-4 related to responding to interrogatories, revisions to and obtaining approval with respect to the Form F-4 (other than costs incurred by Blake Cassels & Graydon LLP and White & Case LLP acting for APMI in the preparation of the initial draft of Form F-4 as set out above which shall be “Algonquin Costs” and costs incurred by Torys LLP acting for HCo in the review and submission of the initial draft of Form F-4 as set out above which shall be “Hydrogenics Costs”)

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SCHEDULE “E”

Form(s) of Press Release

ALGONQUIN POWER TRUSTEES ANNOUNCE COMMON SHARE FOR TRUST

UNIT EXCHANGE

TORONTO, June 11, 2009 — The trustees of Algonquin Power Income Fund (the “Fund”) (TSX: APF.UN) announced today that they have entered into a unit-share exchange support agreement (the “Agreement”) to support an offer which will provide the Fund’s unitholders the opportunity to exchange their trust units of the Fund, on a one-for-one basis, for the common shares of a corporation (“Algonquin Power Inc.”).

“The Board of Trustees and the Manager believe that the conversion of our unitholders’ interests into shares of Algonquin Power Inc. is an important element of the strategic initiatives announced last October, will appropriately position Algonquin Power within the capital markets and will increase Algonquin Power’s competitive effectiveness in the power and utility sectors.” explained Ian Robertson, Executive Director of the Fund. “The ability to reinvest future cash flows retained as a result of the increased tax attributes available to Algonquin Power Inc. will support our growth objectives.” he continued.

In addition to the exchange of the Fund’s trust units for shares, the Agreement contemplates a proposal being made to holders of the Fund’s existing convertible debentures pursuant to which such convertible debentures can be exchanged for convertible debentures or shares of Algonquin Power Inc. (the “CD Exchange Offer”).  Additional details related to the CD Exchange Offer were announced in a separate press release dated June 11, 2009 titled “Algonquin Power Trustees Announce Convertible Debenture Exchange”).

Following completion of all the transactions contemplated by the Agreement, unitholders can expect the following:

•                         Unitholders will receive common shares of Algonquin Power Inc. in exchange for their trust units of the Fund, on a one-for-one basis, and the shares of Algonquin Power Inc. will be listed for trading on the Toronto Stock Exchange.

•                         Unitholders will continue to receive the same monthly dividend on their Algonquin Power Inc. common shares as they would have received as distributions on their units in the Fund (presently $0.24 per unit annually).

•                         Excluding Algonquin Power Inc. shares that may be issued under the CD Exchange Offer, the number of common shares of Algonquin Power Inc. outstanding immediately after completion of the transactions will be exactly the same as the number of Fund trust units outstanding immediately before the transactions.

•                         Unitholders will hold shares in a dividend paying company rather than units in a distribution paying trust; Canadian taxable shareholders would be expected to benefit by paying lower income taxes on dividends than taxes previously paid on distributions.

•                         The exchange of trust units for shares of Algonquin Power Inc. is expected to be a tax deferred rollover for unitholders of the Fund resident in Canada.

•                         Algonquin Power Inc. will have additional tax attributes of approximately $192 million in addition to the existing tax attributes of the Fund.

Rationale for and Benefits of Transactions

The Fund’s long-term business strategy is to provide unitholders with stable and growing returns through its ownership and operation of a diversified portfolio of electric generation and utility distribution assets, with a strong emphasis on renewable energy and sustainable infrastructure investments. The Fund strives to deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities.

The Federal government’s announcement and subsequent enactment of legislation (the “SIFT Rules”) regarding the taxation of income trusts on October 31, 2006 along with the subsequent growth limitations placed on trusts has made it more challenging for the Fund to execute its long-term strategy as outlined above.  Since the 2006 announcement, the Board of Trustees has increasingly been of the opinion that the trust structure is no longer an efficient structure for maximizing value to the Fund’s unitholders. In addition the Board of Trustees believes that the uncertainty relating to the future of the public income trust market has resulted in discounted unit prices, decreased access to capital, lower liquidity and constrained future growth prospects given the limitations placed on growth of income trusts.  Consequently, the Fund’s ability to fully execute its strategy has been compromised. The Board of Trustees has been examining options available to it to lessen the impact of the SIFT Rules and believes that an exchange of trust units for shares of a corporation at this time as contemplated in the Agreement prior to 2011 is beneficial to its unitholders.

Description of Transactions

The transactions contemplated by the Agreement involve a number of steps:

1.                                       Pursuant to a plan of arrangement (the “Plan of Arrangement”), the assets and liabilities of Hydrogenics Corporation (“Old Hydrogenics”) will be transferred to a newly formed corporation (“New Hydrogenics”) and the common shares of Old Hydrogenics will be redeemed for common shares in New Hydrogenics. Following such redemption, the original shareholders of Old Hydrogenics will have no interest in Old Hydrogenics.

2.                                       Promptly following the completion of the Plan of Arrangement, Old Hydrogenics will be renamed Algonquin Power Inc.

3.                                       Pursuant to a take-over bid offer (the “Exchange”) and subsequent compulsory acquisition, trust units of the Fund will be exchanged simultaneously with the completion of the Plan of Arrangement for common shares of Algonquin Power Inc., on a one-for-one basis.

4.                                       Excluding Algonquin Power Inc. shares potentially to be issued under the CD Exchange Offer, the number of common shares of Algonquin Power Inc. outstanding immediately after the completion of the transactions will be exactly the same as the number of Fund trust units outstanding immediately before the transactions.

5.                                       Algonquin Power Inc. will have additional tax attributes of approximately $192 million in excess of the existing tax attributes of the Fund. Under the Agreement, immediately following

2

closing of the Exchange, Algonquin Power Inc. will pay New Hydrogenics approximately $10 million.

Following completion of the above noted steps, unitholders of the Fund will be shareholders of Algonquin Power Inc. and Algonquin Power Inc. will hold 100% of the currently issued and outstanding trust units in the Fund.  The Fund will continue to exist in its current form as a trust owned by Algonquin Power Inc.

The completion of the transactions contemplated by the Agreement will be conditional upon, among other things, (a) regulatory and court approval and the approval of the Plan of Arrangement by at least two-thirds of the shareholders of Old Hydrogenics who vote on the arrangement, (b) approval by at least two-thirds of Fund unitholders who vote on a special resolution respecting the Agreement at the annual and special meeting of unitholders which will be scheduled for July 27, 2009 (two-thirds of the votes cast at such meeting being referred to as the “Exchange Threshold”) and (c) Fund trust units representing not less than the Exchange Threshold being validly deposited under the Exchange. Complete details of the transactions contemplated by the Agreement will be filed by the Fund on SEDAR (www.sedar.com) under the Fund’s profile.

BMO Capital Markets has been retained by the Board of Trustees of the Fund to review the proposed terms of the CD Exchange Offers and provide opinions as to the fairness, from a financial point of view, of the consideration to be offered to holders of the Series 1 and Series 2 convertible debentures.

In addition, the Manager of the Fund has entered into an expense re-imbursement agreement with Old Hydrogenics, which provides for the payment by one party to the other of professional advisory costs and expenses incurred in connection with the proposed transaction, to a maximum amount of $1,000,000 if the transactions contemplated in the Agreement fail to close under certain circumstances.

The mailing of an information circular to the holders of Fund trust units regarding the annual and special meeting of unitholders is expected in June 2009. The mailing of information regarding the Exchange and related matters is expected in August 2009.

The Fund will hold a conference call on this matter at 10:00 a.m. eastern time on Friday, June 12, 2009, hosted by Executive Directors of the Manager Ian Robertson, Dave Kerr, Chris Jarratt, and Chief Financial Officer David Bronicheski.

Conference call details are as follows:

Date: Friday, June 12, 2009

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-731-6941 or local 416-644-3418.

Conference ID#: 21308877

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 21308877# from June 12, 2009 until June 19, 2009.

About Algonquin Power Income Fund

Algonquin Power Income Fund owns and operates a diverse portfolio of approximately $1 billion of clean, renewable power generation and sustainable utility infrastructure assets across North America. The

3

Fund’s generation portfolio includes 42 renewable energy facilities and 11 thermal energy facilities representing more than 400MW of installed capacity and the Fund provides regulated utility services to more than 70,000 customers through its portfolio of 18 water distribution and wastewater treatment utility companies. Algonquin Power Income Fund’s trust units and convertible debentures are traded on the Toronto Stock Exchange under the symbols APF.UN, APF.DB & APF.DB.A. Visit Algonquin Power Income Fund on the web at www.AlgonquinPower.com.

Contact:

Kelly Castledine or Dave Kerr

Telephone: (905) 465-4500

Algonquin Power Income Fund

2845 Bristol Circle

Oakville, Ontario L6H 7H7

4

ALGONQUIN POWER TRUSTEES ANNOUNCE CONVERTIBLE DEBENTURE

EXCHANGE OFFER

TORONTO, June 11, 2009 — The trustees of Algonquin Power Income Fund (the “Fund”) (TSX: APF.UN) announced today that they have entered into a unit-share exchange support agreement (the “Agreement”) to support an offer which will provide the Fund’s unitholders the opportunity to exchange their trust units of the Fund, on a one-for-one basis, for the common shares of a corporation (“Algonquin Power Inc.”). Following completion of the unit-share exchange, unitholders will hold common shares in Algonquin Power Inc. which will own 100% of the outstanding trust units of the Fund.

As an element of the transactions contemplated by the Agreement, holders of the Fund’s convertible debentures will be provided the opportunity to exchange their debentures for securities of Algonquin Power Inc. (the “CD Exchange Offer”) on the following terms:

In respect of the 6.65% convertible debentures maturing on July 31, 2011 (“Series I”), holders of Series I debentures will receive, for each $100 of Series I debenture principal, either of the following, at the option of each debenture holder to be exercised at the time of tender of their debentures:

a.                                       31.152 common shares in Algonquin Power Inc. The closing price of the Fund’s trust units on June 11, 2009 was $3.40 per trust unit. A maximum of $40 million of common shares will be available under this option and, if demand for this option exceeds such amount, such shares will be allocated pro-rata amongst tendering debenture holders; or

b.                                      a convertible debenture issued by Algonquin Power Inc. with the following terms:

i.	Principal: $105.00
ii.	Coupon: 7.50%, payable semi-annually (current Series I coupon is 6.65%)
iii.

Conversion Security and Option Price: $4.08 for Algonquin Power Inc. shares, representing a conversion premium of 20% over the most recent closing price of the Fund’s trust units of $3.40. (current Series I conversion price is $10.65 for Fund trust units)

iv.	Maturity: November 30, 2014

In respect of the 6.20% convertible debentures maturing on November 30, 2016 (“Series II”), holders of the Series II debentures will receive, for each $100 of Series II debenture principal, a convertible debenture issued by Algonquin Power Inc. with the following terms:

i.	Principal: $100.00
ii.	Coupon: 6.35%, payable semi-annually (current Series II coupon is 6.20%)
iii.	Conversion Security and Option Price: $6.00 for Algonquin Power Inc. shares (current Series II conversion price is $11.00 for Fund trust units)
iv.	Maturity: November 30, 2016

In respect of the offers to be made for both the Series I and Series II debentures, all accrued interest will be paid up to the date of take-up under the offers.

“The exchange of Fund trust units for shares of Algonquin Power Inc. has positive capital market and competitive environment implications for Algonquin Power and the Board of Trustees believes that providing an attractive offer to holders of the Fund’s convertible debentures will allow them to participate in Algonquin Power Inc.’s growth prospects.” explained Ian Robertson, Executive Director of the Fund.

“The terms of the offers to convertible debenture holders were structured to be attractive in the context of current credit market conditions.” he continued.

Description of Transactions

The transactions contemplated by the Agreement involve a number of steps:

1.                                       Pursuant to a plan of arrangement (the “Plan of Arrangement”), the assets and liabilities of Hydrogenics Corporation (“Old Hydrogenics”) will be transferred to a newly formed corporation (“New Hydrogenics”) and the common shares of Old Hydrogenics will be redeemed for common shares in New Hydrogenics. Following such redemption, the original shareholders of Old Hydrogenics will have no interest in Old Hydrogenics.

2.                                       Promptly following the completion of the Plan of Arrangement, Old Hydrogenics will be renamed Algonquin Power Inc.

3.                                       Pursuant to the Agreement, take-over bid offers (the “Exchange Offers”) shall be made (a) to holders of Fund trust units to exchange their trust units for common shares of Algonquin Power Inc., on a one-for-one basis and (b) to holders of Fund convertible debentures to exchange their convertible debentures for securities issued by Algonquin Power Inc. as described above, both simultaneously with the completion of the Plan of Arrangement.

4.                                       Excluding Algonquin Power Inc. shares that may be issued under the CD Exchange Offer, the number of common shares of Algonquin Power Inc. outstanding immediately after the completion of the transactions will be exactly the same as the number of Fund trust units outstanding immediately before the transactions.

5.                                       Algonquin Power Inc. will have additional tax attributes of approximately $192 million in excess of the existing tax attributes of the Fund. Immediately following closing under the Exchange Offers, Algonquin Power Inc. will pay New Hydrogenics approximately $10 million.

Following completion of the above noted steps, unitholders of the Fund will be shareholders of Algonquin Power Inc. and Algonquin Power Inc. will hold 100% of the currently issued and outstanding trust units in the Fund.  The Fund will continue to exist in its current form as a trust owned by Algonquin Power Inc. In the event all of the trust units of the Fund are acquired by Algonquin Power Inc. and less than all of the convertible debentures are acquired by Algonquin Power Inc., the Fund will remain a reporting issuer until the maturity of the Series I and Series II convertible debentures.

The completion of the transactions contemplated by the Agreement including the Exchange Offers will be conditional upon, among other things, (a) regulatory and court approval and the approval of the Plan of Arrangement by at least two-thirds of the shareholders of Old Hydrogenics who vote on the arrangement, (b) approval by at least two-thirds of Fund unitholders who vote on a special resolution respecting the Agreement at the annual and special meeting of unitholders currently scheduled for July 27, 2009 (two-thirds of the votes cast at such meeting being referred to as the “Exchange Threshold”) and (c) Fund trust units representing not less than the Exchange Threshold being validly deposited under the Exchange Offers. The completion of the Exchange Offers will not be conditional upon any minimum percentage of the Series I or Series II debentures being validly tendered. Complete details of the transactions contemplated by the Agreement including additional detail regarding the Exchange Offers will be filed by the Fund on SEDAR (www.sedar.com) under the Fund’s profile.

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BMO Capital Markets has been retained by the Board of Trustees of the Fund to review the proposed terms of the CD Exchange Offers and provide opinions as to the fairness, from a financial point of view, of the consideration to be offered to holders of the Series I and Series II convertible debentures.

In addition, the Manager of the Fund has entered into an expense re-imbursement agreement with Old Hydrogenics, which provides for the payment by one party to the other of professional advisory costs and expenses incurred in connection with the proposed transaction, to a maximum amount of $1,000,000 if the transactions contemplated in the Agreement fail to close under certain circumstances.

The mailing of an information circular to the holders of Series I and Series II convertible debentures regarding a meeting of debentureholders to be held to consider an amendment to the trust indentures governing the Series I and Series II convertible debentures is expected in June, 2009. The mailing of information regarding the Exchange Offers and related matters is expected in August 2009.

The Fund will hold a conference call on this matter at 10:00 a.m. eastern time on Friday, June 12, 2009, hosted by Executive Directors of the Manager Ian Robertson, Dave Kerr, Chris Jarratt, and Chief Financial Officer David Bronicheski.

Conference call details are as follows:

Date: Friday, June 12, 2009

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-731-6941 or local 416-644-3418.

Conference ID#: 21308877

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 21308877# from June 12, 2009 until June 19, 2009.

About Algonquin Power Income Fund

Algonquin Power Income Fund owns and operates a diverse portfolio of approximately $1 billion of clean, renewable power generation and sustainable utility infrastructure assets across North America. The Fund’s generation portfolio includes 42 renewable energy facilities and 11 thermal energy facilities representing more than 400MW of installed capacity and the Fund provides regulated utility services to more than 70,000 customers through its portfolio of 18 water distribution and wastewater treatment utility companies. Algonquin Power Income Fund’s trust units and convertible debentures are traded on the Toronto Stock Exchange under the symbols APF.UN, APF.DB & APF.DB.A. Visit Algonquin Power Income Fund on the web at www.AlgonquinPower.com.

Contact:

Kelly Castledine or Dave Kerr

Telephone: (905) 465-4500

Algonquin Power Income Fund
2845 Bristol Circle
Oakville, Ontario L6H 7H7

3

PRESS RELEASE

Hydrogenics Announces Non-Dilutive Financing

Mississauga, Ontario — June 12, 2009. Hydrogenics Corporation (Toronto: HYG; Nasdaq: HYGS), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that it has entered into an agreement with the trustees of Algonquin Power Income Fund (Toronto: APF.UN), which will result in a non-dilutive financing to Hydrogenics with gross cash proceeds of approximately C$10.8 million, or approximately C$9.3 million net of transaction related expenses.

The transaction involves a Plan of Arrangement and an Exchange Offer pursuant to which, among other things, Hydrogenics will offer to acquire all of the issued and outstanding units and convertible debentures of Algonquin Power in exchange for new securities of Hydrogenics.

Pursuant to the Plan of Arrangement, Hydrogenics will transfer its business and operations, including all assets and liabilities, excluding Hydrogenics’ tax basis, to a newly created subsidiary (“New Hydrogenics”).  New Hydrogenics will have all of the same assets, liabilities, directors, management and employees as Hydrogenics has currently, except for certain tax attributes that will remain behind, and Hydrogenics shareholders will become shareholders of New Hydrogenics.  Pursuant to the Exchange Offer, unitholders of Algonquin Power will be offered to exchange their units for a new class of common shares of Hydrogenics, and debentureholders of Algonquin Power will be offered to exchange their convertible debentures for convertible debentures or new common shares of Hydrogenics, which will result in, among other things, unitholders of Algonquin Power becoming shareholders of Hydrogenics and Algonquin Power becoming a subsidiary of Hydrogenics.  Upon completion of the Plan of Arrangement, old Hydrogenics will be renamed “Algonquin Power Inc.” and New Hydrogenics will continue the Hydrogenics business as “Hydrogenics Corporation”.

Benefits of the transaction to shareholders of Hydrogenics include an increase to New Hydrogenics’ cash reserves and working capital without a dilutive impact on shareholders of Hydrogenics, and the transfer of Hydrogenics’ assets to New Hydrogenics under the transaction, creating a new Canadian tax basis — which New Hydrogenics may apply in sheltering future taxable income.

Daryl Wilson, Hydrogenics’ President and CEO, stated, “This non-dilutive financing transaction with Algonquin Power is both timely and in the best interests of our shareholders.  Over the past three years, Hydrogenics has sharpened its market focus and strategy, and we have diligently sought innovative ways to finance our expected growth going forward.  Through this agreement, the resulting increase in our cash reserves and shareholder equity will provide the means to our focused efforts in renewable energy storage, industrial hydrogen products and commercialization of fuel cells in commercial markets.  The Canadian government, American government, Brazil, Germany and other European nations are investing heavily in the economic and environmental promise of clean, sustainable energy solutions, and Hydrogenics is ready to catch this wave.”

The board of directors of Hydrogenics and the board of trustees of Algonquin Power have each unanimously approved the transaction. Genuity Capital Markets acted as financial advisor to the Board of Directors of Hydrogenics and provided a fairness opinion with respect to the transaction.

The transaction is subject to various conditions, including the receipt of regulatory approvals, which include the approval of The Toronto Stock Exchange and Nasdaq. The transaction is also subject to approval by the Ontario Superior Court of Justice and by shareholders of Hydrogenics and unitholders of Algonquin Power. The respective shareholder and unitholder meetings will be called to approve the Plan of Arrangement and amendments to Algonquin Power’s declaration of trust in connection with the transaction. In addition, completion of the transaction is subject to Algonquin Power unitholders tendering the requisite number of units to the Exchange Offer.

Details of the terms of the transaction are set out in the Support Agreement that will be filed by Hydrogenics and Algonquin Power on SEDAR, and also on EDGAR by Hydrogenics. Additional details regarding the transaction will be provided in proxy circulars to be mailed to shareholders and unitholders, respectively, with respect to special meetings to be held by Hydrogenics shareholders and by Algonquin Power unitholders in connection with the transaction. The mailing of the proxy circulars for these special meetings is expected to occur in late June with the meetings to be held on or about July 27, 2009.

Holders of Algonquin Power’s units and debentures will also receive a take-over bid circular, pursuant to which Hydrogenics will offer to acquire their respective units and convertible debentures of Algonquin Power for securities of Hydrogenics.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements and other statements concerning Hydrogenics’ objectives and strategies and management’s beliefs, plans, estimates and intentions about its achievements, future results, goals, levels of activity, performance, and other future events. Hydrogenics believes the expectations reflected in its forward-looking statements are reasonable, although cannot guarantee achievements, future results, levels of activity, performance, or other future events.  These statements are based on the  management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors. Readers should not place undue reliance on these forward-looking statements.  Readers are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission, for a more complete discussion of the factors that could affect the foregoing forward-looking statements.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

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For further information, contact:

Company Contact: Lawrence Davis, Chief Financial Officer (905) 361-3633 investors@hydrogenics.com	Investor Relations Contact: Chris Witty (646) 438-9385 cwitty@darrowir.com

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SCHEDULE “F”

Indemnity Agreement

THIS INDEMNITY AGREEMENT (this “Agreement”) is dated as of the • day of •, 2009,

AMONG:

ALGONQUIN POWER INC., a corporation subsisting under the laws of Canada, formerly named Hydrogenics Corporation (hereinafter referred to as “HCo”)

AND:

7188501 CANADA INC., a corporation subsisting under the laws of Canada and successor to the business of HCo, Stuart Energy and Test Systems (hereinafter referred to as “New Hydrogenics”)

WHEREAS:

A.                                                                                    The Parties have entered into this Agreement in connection with a support agreement dated June 11, 2009 (the “Support Agreement”) among HCo, the Board of Trustees and New Hydrogenics.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties do hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1                               Definitions

Capitalized terms used but not defined herein have the meaning ascribed thereto in the Support Agreement.  In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

“20-Day Period” has the meaning ascribed thereto in Section 3.2(b)(i);

“APIF Circulars” means, collectively, the information circular of APIF sent by APIF to holders of Units in connection with the annual and special meeting of holders of Units to consider, among other things, the Amendment Resolution, and the Trustees’ Circular;

“Assessment” has the meaning ascribed thereto in Section 3.1(c);

“Books and Records” means all current and historical books, records and data of HCo and all of its subsidiaries or within the control of HCo prior to completion of the Arrangement, including without limitation contracts, agreements, accounting records, books, technical reports, financial statements, accounts, records, filings, documents, files and all other information (and including all such books and records stored in electronic format or any other media form) which books, records and data will be assigned, transferred and conveyed to and become the property of New Hydrogenics on completion of the Arrangement, but excluding Excluded Books and Records;

“Claim” means any claim, action, demand, cause of action, suit, complaint, proceeding, arbitration, judgment, settlement, award, assessment, re-assessment, order, investigation, enquiry or hearing made or threatened;

“CRA” means the Canada Revenue Agency;

“Depositary Agreement” means the depositary agreement entered into between HCo and CIBC Mellon Trust Company in connection with the Offers;

“Divestiture Agreement” means the divestiture agreement to be entered into between HCo, Stuart Energy, Test Systems and New Hydrogenics on the date hereof which provides for the assignment, transfer and conveyance of certain assets and liabilities of HCo, Stuart Energy and Test Systems to New Hydrogenics as part of the Arrangement;

“Environmental Laws” means all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters, including legislation governing the use and storage of Hazardous Substances;

“Excluded Books and Records” means minute books, Tax Returns, tax assessments and related filings, documents, files and information (and including all such books and records stored in electronic format or any other media form) in respect of HCo, Stuart Energy and Test Systems;

“Expense Reimbursement Agreement” means the expense reimbursement agreement entered into among HCo, New Hydrogenics and APMI dated June 11, 2009;

“Guarantees” means, collectively, the letter agreement dated June 11, 2009 among HCo, New Hydrogenics, New Hydrogenics and APMI, and the letter agreement dated June 11, 2009 among HCo, New Hydrogenics, APMI and APIF;

“Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

“HCo Circulars” means, collectively, the proxy circular of HCo to be sent by HCo to holders of common shares of HCo in connection with the special meeting of holders of common shares of HCo to consider the Arrangement, and the Take-over Bid Circular;

“HCo Surviving Agreement Default” has the meaning ascribed thereto in Section 2.2;

“HCo Trust Indenture” means the trust indenture entered into between HCo and CIBC Mellon Trust Company, as it may be amended, supplemented or restated from time to time in connection

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with the Offers, and pursuant to which Series 1 debentures of HCo and Series 2 debentures of HCo shall be issued;

“Indemnified Party” has the meaning ascribed thereto in Section 3.2(a);

“Indemnifying Party” has the meaning ascribed thereto in Section 3.2(a);

“Indemnitees” has the meaning ascribed thereto in Section 2.1;

“Intellectual Property” or “Intellectual Property Rights” means:

(a)                                  any and all proprietary rights in Canada, the United States and elsewhere provided under:

(i)                                     patent Law;

(ii)                                 copyright Law (including moral rights);

(iii)                              trade-mark Law;

(iv)                              design patent or industrial design Law;

(v)                                 semi-conductor chip or mask work or integrated circuit topography Law; or

(vi)                              any other statutory provision or common law principle applicable to this Agreement, including trade secret Law, which may provide a right in either hardware, software, information (including confidential information), trademarks, ideas, formulae, algorithms, concepts, inventions, processes or know-how generally, or the expression or use of the same;

(b)                                 any and all applications, registrations, licences, sub-licences, franchises, agreements or any other evidence of a right in any of the foregoing; and

(c)                                  all licences and waivers and benefits of waivers of the intellectual property rights set out in (a) and (b) above, all future income and proceeds from the intellectual property rights set out in (a) and (b) above, and all rights to damages and profits by reason of the infringement or violation of any of the intellectual property rights set out in (a) and (b) above;

“ITA” means the Income Tax Act (Canada) and regulations thereunder, as amended and in force from time to time;

“Losses” means, in respect of any and all matters, all losses, liabilities, claims, costs, damages, expenses, charges, fines, penalties, interest charges, assessments or other liabilities whatsoever (including legal fees and disbursements on a solicitor and client basis and fees and disbursements of experts) arising out of, resulting from, attributable to or connected with such matter;

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“Materiality Representations and Warranties” means the representations and warranties in Sections 3.1, 3.2 and 3.3 of the Support Agreement that are subject to “material” or similar qualifications, if any;

“New Hydrogenics Surviving Agreement Default” has the meaning ascribed thereto in Section 2.1;

“Notice of Claim” means a notice in writing by a Party of a claim for Losses, including TOB Losses, pursuant to this Agreement;

“Offer Documents” means, collectively, the Offers, the Take-over Bid Circular, and letters of transmittal and notices of guaranteed delivery in connection therewith;

“Offers” means the offers by HCo to acquire all the issued and outstanding APIF Securities pursuant to, and in accordance with the terms of, the Support Agreement;

“Other Claim” has the meaning ascribed thereto in Section 3.2(i);

“Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them;

“SEC” means the U.S. Securities and Exchange Commission;

“SRED” means Scientific Research and Experimental Development;

“Statement” has the meaning ascribed thereto in Section 3.1(c);

“Support Agreement” has the meaning ascribed thereto in the recital to this Agreement;

“Surviving Agreement Default” means an HCo Surviving Agreement Default or a New Hydrogenics Surviving Agreement Default, as the case may be;

“Take-over Bid Circular” means the take-over bid circular to be sent to holders of APIF Securities and the SEC Form F-4 to be filed with the SEC in connection with the Offers;

“Tax” or “Taxes” means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which HCo (or any of its subsidiaries) is required to pay, withhold, remit or collect;

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“Tax Default Indemnity Amount” means the amount of indemnity to which HCo is entitled under this Agreement as a result of a Tax Loss;

“Tax Indemnity Issue” means any issue in respect of which there may be Tax Losses;

“Tax Losses” means Taxes, the liability for which constitutes a New Hydrogenics Surviving Agreement Default;

“Third Party” has the meaning ascribed thereto in Section 3.2(f);

“Third Party Claim” has the meaning ascribed thereto in Section 3.2(a);

“TOB Losses” means in respect of the Offer Documents, the Depositary Agreement, the HCo Trust Indenture, and all securities issued thereunder, all Losses arising out of, resulting from, attributable to or connected with such matters; and

“Transaction Documents” means, collectively, the Support Agreement, the Expense Reimbursement Agreement, the Guarantees, the Plan of Arrangement, the Divestiture Agreement, the Depositary Agreement, the HCo Trust Indenture, the Offer Documents, and any other document contemplated and provided for or entered into between the parties or their affiliates in connection with the matters contemplated therein or herein.

ARTICLE 2
LIABILITY AND INDEMNITY

2.1                               Liability and Indemnity of New Hydrogenics

Subject to the limitations set out herein, New Hydrogenics will be liable to HCo, Stuart Energy and Test Systems (the “Indemnitees”) for all Losses which it may suffer, sustain, pay or incur, and will indemnify and hold the Indemnitees harmless from and against all Losses which may be brought against or suffered by the Indemnitees or which the Indemnitees may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with:

(a)                                  any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of any of the Indemnitees which occurred up to the Effective Time, including without limitation, as a result of: (i) Claims relating to the Intellectual Property of the Indemnitees or the activity of the Indemnitees and/or of their respective subsidiaries for any period of time up to the Effective Time, in relation to such Intellectual Property, including without limitation the development, reproduction, use, and sale or distribution, of all or any part thereof, which infringes upon, or misappropriates, the Intellectual Property Rights of any third Person; (ii) Claims relating to Taxes of the Indemnitees for any period of time up to the Effective Time; (iii) Claims related to any public disclosure of HCo, including without limitation the HCo Continuous Disclosure Record and any disclosure relating to HCo included in the APIF Circulars and the Offer Documents, for any period of time up to the Effective Time; (iv) any violation of

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Securities Laws, that occurred up to the Effective Time; (v) any failure to comply with the terms of any agreements, contracts, indentures, licenses, permits or approvals to which any of the Indemnitees is or was party or which any is or was subject to, or which has been entered into on their behalf or their respective constating documents, for any period of time up to the Effective Time; (vi) Claims relating to the operation, performance, warranty, maintenance, service, malfunction or liability of any of the Indemnitees’ products up to the Effective Time; (vii) Claims relating to workers’ compensation, including without limitation, premiums in Canada, the United States, Belgium or Germany for any period of time up to the Effective Time; (viii) Claims relating to personal injuries or property damage for any period of time up to the Effective Time; or (ix) Third Party Claims relating to violations of Environmental Laws for any period of time up to the Effective Time; and

(b)                                 any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of New Hydrogenics;

(c)                                  any breach (including any failure or inaccuracy) of any of the representations and warranties of HCo and/or New Hydrogenics under the Support Agreement, the Divestiture Agreement and/or the Expense Reimbursement Agreement, or any failure of HCo and/or New Hydrogenics to perform or observe any covenant or agreement to be performed by them or either of them under the Support Agreement, the Divestiture Agreement and/or the Expense Reimbursement Agreement prior to the Effective Time, as though:

(i)                                   the representations and warranties set forth in section 3.2(i) of the Support Agreement survived the Effective Date until June 10, 2017; and

(ii)                                all other such representations, warranties and agreements and covenants survived the Effective Date until June 10, 2011;

provided, however, that for such purposes, the Materiality Representations and Warranties shall be read and construed without reference to “material” and similar qualifications used therein; and

(d)                                 any debts, liabilities or obligations payable by HCo with respect to the exercise of Dissent Rights by securityholders of HCo in connection with the Plan of Arrangement, if any,

(“New Hydrogenics Surviving Agreement Default”).

2.2                               Liability and Indemnity of HCo

HCo will be liable to New Hydrogenics for all Losses, including TOB Losses, which it may suffer, sustain, pay or incur and will indemnify and hold New Hydrogenics harmless from and against all Losses, including TOB Losses, which may be brought against or suffered by

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New Hydrogenics or which New Hydrogenics may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with:

(a)                                  Claims related to any disclosure relating to APIF included in the HCo Circulars (including without limitation pro forma financial information);

(b)                                 Claims related to any disclosure included in the Offer Documents (including without limitation pro forma financial information), other than disclosure relating to HCo;

(c)                                  any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of HCo which occur at or after the Effective Time;

(d)                                 any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the Offer Documents, the Depositary Agreement, the HCo Trust Indenture, and any securities issued thereunder, other than Claims related to any disclosure relating to HCo contained in the Offer Documents;

(e)                                  any breach (including any failure or inaccuracy) of any of the representations and warranties of the Board of Trustees, APIF and APMI under the Support Agreement, the Expense Reimbursement Agreement and the Guarantees, or any failure of the Board of Trustees, APIF or APMI to perform or observe any covenant or agreement to be performed by it at or after the Effective Time under the Support Agreement, the Expense Reimbursement Agreement and the Guarantees as though such representations, warranties, covenants and agreements survived the Effective Time; provided, however, that for such purposes, the Materiality Representations and Warranties shall be read and construed without reference to “material” and similar qualifications used therein;

(f)                                    any failure of HCo to perform or observe any covenant or agreement to be performed by it at or after the Effective Time under the Support Agreement, and/or the Expense Reimbursement Agreement; and

(g)                                 any failure of HCo to perform or observe any covenant or agreement to be performed by it under the Divestiture Agreement, the Offer Documents, the Depositary Agreement, the HCo Trust Indenture, and any securities issued thereunder,

(“HCo Surviving Agreement Default”).

2.3                               Limitations

(a)                                  No Party shall have any liability in connection with a Surviving Agreement Default unless the Party or Parties claiming against such Party shall have

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delivered to such first-mentioned Party a Notice of Claim respecting such Surviving Agreement Default. A claim for Losses made under this Agreement for which a Notice of Claim has been given shall be subject to limitations of action laws as provided for in Section 3.3.

(b)                                 Losses for which any Party is entitled to claim for under this Agreement shall be reduced by the amount of such Losses that are actually reimbursed by insurance proceeds, net of any co-payments and increased premiums resulting from such Losses; provided, however, that the possibility of receipt of any such insurance proceeds shall not delay or reduce any Party’s obligations to pay in full such Party’s liability and indemnity obligations under this Agreement when due (subject to appropriate reimbursement to such Party if and when applicable insurance proceeds are actually received as above contemplated).

(c)                                  No claims may be made by any Party with respect to any Losses unless the aggregate of any and all Losses which a Party would be required to indemnify the Party seeking such indemnification (without reference to this section) exceeds $50,000. If the aggregate of all such Losses exceeds such $50,000 threshold, the Party seeking indemnification shall be entitled to claim and recover compensation for all such Losses, including the amount of such $50,000 threshold, from the other Party.

(d)                                 Notwithstanding anything to the contrary implied or contained elsewhere in this Agreement or the Transaction Documents, New Hydrogenics shall have no liability or obligation to indemnify or otherwise compensate HCo in respect of TOB Losses, other than Claims related to the disclosure related to HCo contained in the Offer Documents.

(e)                                  Other than as a result of fraud or wilful misrepresentation, notwithstanding anything to the contrary implied or contained elsewhere in this Agreement or in the Transaction Documents (with the exception of Section 2.1 hereof), New Hydrogenics shall have no liability or obligation to indemnify or otherwise compensate the Indemnitees in respect of any reduction of the Tax Pools or any inability of the Indemnitees to utilize all or any portion of the Tax Pools to reduce any of Indemnitees’ respective liability under the ITA or any comparable legislation of a Canadian province or territory, including, without limitation, in the event that such inability is due to any change in, proposed change in, or effect of applicable Law, including on a retroactive basis.

(f)                                    Notwithstanding anything to the contrary implied or contained elsewhere in this Agreement, including Section 2.1, New Hydrogenics shall have no liability or obligation to indemnify or otherwise compensate any of the Indemnitees in excess of the sum of (i) the Initial Liability, (ii) the Additional Amount, and (iii) the Post Closing Amount, in respect of any breach (including any failure or inaccuracy) of any of the representations and warranties or covenants of HCo and/or New Hydrogenics contained in the Support Agreement, including without limitation in

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section 3.2(i) therein, related to, or in connection with, the Tax Pools or any ability of the Indemnitees to utilize all or any portion of the Tax Pools.

ARTICLE 3
INDEMNITY PROCEDURES

3.1                               Procedure Regarding Tax Matters

(a)                                  Without the written consent of New Hydrogenics, HCo shall not allow or permit any person to:

(i)                                   waive any time limitation, statutory or otherwise, for any matter in respect of which there may be a Tax Indemnity Issue; or

(ii)                                request or initiate in any manner a review, ruling or opinion of any Tax Indemnity Issue by a tax authority,

in respect of any taxation year of HCo ending on or before December 31, 2009.

(b)                                 HCO shall use all reasonable efforts to inform New Hydrogenics promptly of any audit or other inquiry from any tax authority relating to a Tax Indemnity Issue. New Hydrogenics shall have the exclusive right at its own expense and employing counsel of its own choice to communicate with the tax authorities on all matters relating to Tax Indemnity Issues.

(c)                                  HCo will, within 30 days after receiving an assessment, reassessment, confirmation or appeal or other notice in writing with respect to any matter that relates to or may reasonably be expected to relate to a Tax Indemnity Issue (each of which is hereinafter referred to as an “Assessment”), deliver to New Hydrogenics a copy of the Assessment together with a statement (the “Statement”) setting out an estimate of the Tax Default Indemnity Amount arising therefrom.

(d)                                 New Hydrogenics shall have the exclusive right, at its own expense and employing counsel of its own choice, to contest any Assessment to the extent that it relates to one or more Tax Indemnity Issues (but only to such extent), provided that New Hydrogenics gives written notice to HCo acknowledging liability under this Agreement with respect to such Assessment to the extent it relates to such Tax Indemnity Issues and stating its intention to dispute or otherwise deal with the Tax Indemnity Issues within 15 days of New Hydrogenics’ receipt of a copy of the Assessment and the Statement in respect thereof and further provided that New Hydrogenics remits to the appropriate tax authority on behalf of HCo the amount of Taxes in respect of Tax Indemnity Issues required to be remitted by virtue of the Assessment having regard to the challenge thereof.

(e)                                  If New Hydrogenics elects to contest or otherwise deal with an Assessment to the extent that it relates to a Tax Indemnity Issue and remits the required amount of Taxes as aforesaid, HCo shall not take any action or agree to any settlement with

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a tax authority which pertains to such Tax Indemnity Issue without the written consent of New Hydrogenics, except as hereinafter provided.

(f)                                    If New Hydrogenics elects to contest or otherwise deal with an Assessment insofar as it pertains to a Tax Indemnity Issue and thereafter HCo, acting reasonably, determines that New Hydrogenics has failed to settle or diligently prosecute such contest, HCo shall be entitled to take carriage and control of the contest commencing on the fifth day after it has provided written notice to New Hydrogenics of its intention to do so, unless, within that five day period, New Hydrogenics settles or resumes the diligent prosecution of the challenge and, if HCo takes carriage and control of the contest in accordance with Section 3.1(f), New Hydrogenics shall be bound by the results including any settlement obtained by HCo with respect to such Assessment as it relates to the Tax Indemnity Issue.

(g)                                 If New Hydrogenics elects to contest or otherwise deal with an Assessment as it relates to one or more Tax Indemnity Issues, New Hydrogenics shall be entitled to settle any Assessment upon obtaining the written consent of HCo which consent shall not be unreasonably withheld or delayed, and making payment arrangements satisfactory to HCo, acting reasonably, for the payment of Taxes that arise therefrom and remain outstanding.

(h)                                 If New Hydrogenics does not elect to contest or otherwise deal with an Assessment as it relates to one or more Tax Indemnity Issues in the manner aforesaid or, having so elected, thereafter fails to pursue diligently the settlement or prosecution of such contest, New Hydrogenics shall be liable for the payment of all costs and expenses of the contest and for the reimbursement of HCo for all such costs and expenses reasonably incurred by HCo.

(i)                                     If an Assessment relates to one or more Tax Indemnity Issues and to other issues, HCo shall, at its own expense and employing counsel of its own choice, have full carriage and control of the dispute of the portion of the Assessment relating to such other issues.

(j)                                     HCo and New Hydrogenics shall cooperate with each other with respect to all Tax Indemnity Issues and shall keep each other reasonably informed of the status or conduct related to all Tax Indemnity Issues.

(k)                                  If New Hydrogenics has provided security to a tax authority in respect of one or more Tax Indemnity Issues and the tax authority subsequently surrenders the security to HCo, HCo shall receive such security as a trustee for the benefit of New Hydrogenics and shall forthwith deliver such security to New Hydrogenics.

(l)                                     Notwithstanding any other provision of this Agreement to the contrary, New Hydrogenics shall not be liable for any claim for any Tax Losses to the extent activities, transactions or filings conducted or made by or in respect of HCo after the completion of the Transaction with respect to any period of time ending on or before December 31, 2009 (other than filing of the pre-closing Tax Returns and

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any activities, transactions and filings to which New Hydrogenics has expressly consented) increase the Taxes of HCo, or reduce credits, deductions or non-capital losses otherwise available to reduce Taxes of HCo.

3.2                               Procedures – Non-Tax Matters

(a)                                  A Party making a claim for Losses which it is entitled to claim for under this Agreement (such Party is referred to in this Section 3.2 as the “Indemnified Party” and the Party liable for such claim for Losses is referred to in this Section 3.2 as the “Indemnifying Party”) and which relates to any claim of any third party (a “Third Party Claim”) shall promptly provide a Notice of Claim relating to such Third Party Claim to the Indemnifying Party, provided that any failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability hereunder only to the extent that such failure shall have resulted in liability to the Indemnifying Party that could have been avoided had such notice been provided within such time period.

(b)                                 With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its expense, to assume carriage and control of the defence of the Third Party Claim provided that:

(i)                                     subject to Section 3.2(c), the Indemnifying Party gives written notice to the Indemnified Party within 20 days of receipt by the Indemnifying Party of the Notice of Claim with respect to such Third Party Claim (the “20-Day Period”) acknowledging liability under this Agreement with respect to such Third Party Claim and electing to assume such carriage and control; and

(ii)                                  the Indemnifying Party provides security satisfactory to the Indemnified Party, acting reasonably, to sufficiently cover expected Losses relating to such Third Party Claim.

(c)                                  If within the 20-Day Period the Indemnifying Party advises the Indemnified Party that the Indemnifying Party is unable, without further inquiry, to determine whether the Third Party Claim is one in respect of which the Indemnifying Party is liable under this Agreement, the Indemnifying Party shall have a further 20 days from the end of the 20-Day Period to elect to assume carriage and control of the defence of the Third Party Claim by giving the written notice required by Section 3.2(b)(i) within such additional 20-day period and complying with the requirements of Section 3.2(b)(i) with respect to the Third Party Claim. Until such time as the Indemnifying Party assumes carriage and control of the defence of the Third Party Claim as permitted in this Section 3.2(c), the Indemnified Party shall have the right to assume carriage and control of the defence of the Third Party Claim.

(d)                                 If the Indemnifying Party elects to assume such carriage and control in the manner aforesaid, the Indemnified Party shall have the right to participate in the

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negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences).

(e)                                  If the Indemnifying Party does not elect to assume carriage and control of the defence of the Third Party Claim in the manner aforesaid, the Indemnified Party shall be entitled to assume such carriage and control of the Third Party Claim. If the Indemnifying Party, having elected to assume such carriage and control, thereafter fails to defend the Third Party Claim within a reasonable time or fails to diligently prosecute such defence, the Indemnified Party shall be entitled to assume such carriage and control of the defence of the Third Party Claim commencing on the fifth day following the provision of written notice to the Indemnifying Party if such failure is then continuing. If the Indemnified Party assumes carriage and control of the defence of the Third Party Claim as permitted in this Section 3.2 (including as contemplated by Section 3.2(c), this Section 3.2(e) or Section 3.2(f), the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim, and the Indemnifying Party shall be jointly and severally liable for the payment of all costs and expenses of the defence of such Third Party Claim and shall reimburse the Indemnified Party for all such costs and expenses.

(f)                                    If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable Law to make a payment to any person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings or in order to continue or preserve any defence, objection or legal proceeding relating to the Third Party Claim, the Indemnifying Party shall make such payment.  If the Indemnifying Party fails to make such payment, (i) the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment, and (ii) if the Indemnifying Party has carriage and control of the defence of the Third Party Claim, the Indemnified Party shall be entitled to assume such carriage and control. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

(g)                                 Except for a full and complete settlement of a Third Party Claim that involves the payment of money only and is paid in full by the Indemnifying Party and where there is no finding or admission of wrongdoing or violation of law by the Indemnified Party and no adverse effect on any other claims that may be made

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against the Indemnified Party or on the defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(h)                                 The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

(i)                                     With respect to any claim for Losses by an Indemnified Party (referred to herein as an “Other Claim”) under this Agreement which is not related to a Third Party Claim, the Indemnified Party shall give written notice of such Other Claim to the Indemnifying Party promptly after the Indemnified Party has reasonably determined the existence of such Other Claim, provided any failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability hereunder only to the extent that such failure shall have limited the ability of the Indemnifying Party to dispute such Other Claim. The Indemnifying Party shall have 20 days from receipt of such notice to either acknowledge liability for such Other Claim or dispute liability for such Other Claim by notice in writing to the Indemnified Party. If the Indemnifying Party fails to give written notice disputing such liability within such 20-day period, the Indemnifying party shall be deemed to conclusively acknowledge liability for such Other Claim and shall immediately pay the Indemnified Party the amount claimed by the Indemnified Party in connection with such Other Claim. If the Other Claim is disputed by the Indemnifying Party within the required time, such dispute shall be resolved by a court of competent jurisdiction.

3.3                               Extension - Limitations Act, 2002

It is expressly agreed by the Parties, as permitted by the Limitations Act, 2002 (Ontario), to extend the limitation period in respect of any liability and indemnity obligations under this Agreement for a Surviving Agreement Default for two years after the date on which the Notice of Claim was required to be provided in accordance with the terms of this Agreement with respect to such liability and indemnity obligations in respect of a Surviving Agreement Default.

3.4                               Access to Books and Record and Cooperation

(a)                                  Within 60 days after the Effective Time, at HCo’s request, New Hydrogenics shall assist, and cooperate with, HCo, Stuart Energy and Test Systems to prepare the Tax Returns for HCo, Stuart Energy and Test Systems for the year ended December 31, 2009. New Hydrogenics shall provide such assistance and cooperation to prepare such Tax Returns in accordance with applicable Laws and consistent with past practice, and, if prudent to do so, seek professional assistance and advice from an accounting firm in order to provide such assistance with respect to such Tax Returns. New Hydrogenics shall provide HCo, Stuart Energy and Test Systems with full access (during normal business hours and upon

13

reasonable notice) to the Books and Records that are required for the purpose of preparing such Tax Returns and the then current employees of New Hydrogenics, and will fully cooperate and assist HCo, Stuart Energy and Test Systems so that the employees of HCo, Stuart Energy and Test Systems understand the basis on which such return was prepared and they are able to responsibly execute and file such return, including without limitation, providing copies or originals of any information in the Books and Records which are required to prepare such Tax Returns. HCo, Stuart Energy and Test Systems shall be responsible for reviewing their respective returns and, if acceptable, filing such returns as required under applicable Laws.

(b)                                 New Hydrogenics agrees to provide access and support in respect of Books and Records required for the purposes of this Section 3.4 and to the then current employees of New Hydrogenics and will fully cooperate and assist HCo, Stuart Energy and Test Systems so that HCo, Stuart Energy and Test Systems can reasonably defend any litigation, claim or dispute or respond to any assessment, reassessment, confirmation, audit, appeal or other inquiry in respect of Taxes of HCo Stuart Energy and Test Systems or file any required Tax Returns or make any other filings which reasonably require access to, or an understanding of, the Books and Records of New Hydrogenics; provided that if HCo, Stuart Energy or Test Systems is audited with respect to such Taxes, at the written request and at the expense of HCo, New Hydrogenics agrees that the auditors may attend at its offices to review the applicable Books and Records and New Hydrogenics will cooperate with and assist such auditors as reasonably requested by HCo. New Hydrogenics agrees that such Books and Records will be maintained and kept available for retrieval until the destruction of such data by such Party in accordance with its standard data retention policies as applicable from time to time, provided that such destruction shall not take place for a period of at least 25 years or such longer period as may be required by applicable legislation.

(c)                                  New Hydrogenics will prepare, with the cooperation and assistance of HCo, T4 slips and workers’ compensation returns for the 2009 fiscal year for the employees of HCo, Stuart Energy and Test Systems who will become employees of New Hydrogenics and provincial sales tax returns, GST returns, foreign Tax Returns and other similar returns and filings for HCo, Stuart Energy and Test Systems relating to their respective 2009 fiscal year ends.

3.5                               Copies of Books and Records

Within 10 business days of the receipt of a written request by HCo, New Hydrogenics will provide HCo with copies of any of the Books and Records reasonably requested by it for the purposes of this Agreement and the matters contemplated herein.

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ARTICLE 4

DIRECTORS’ AND OFFICERS’ INSURANCE

4.1                               Insurance

New Hydrogenics agrees to provide HCo with a copy of its general liability and directors’ and officers’ liability insurance policies concurrent with signing this Agreement. New Hydrogenics also agrees not to take or permit any action to be taken by or on behalf of New Hydrogenics to terminate or adversely affect such insurance. For certainty, New Hydrogenics shall be obligated to pay all premiums or other costs related to such insurance.

ARTICLE 5

NOTICES

5.1                               Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a)                                  in the case of HCo to:

Algonquin Power Inc.
2845 Bristol Circle

Oakville, Ontario Canada L6H 7H7

Attention:	David Bronicheski, Chief Financial Officer
Facsimile:	(905) 465-4540

with a copy to:

Blake, Cassels & Graydon LLP

199 Bay Street

Suite 2800, Commerce Court West

Toronto Ontario Canada M5L 1A9

Attention:	R. Kenneth S. Pearce
Facsimile:	(416) 863-2653

(b)                                 in the case of New Hydrogenics, to:

7188501 Canada Inc.

5985 McLaughlin Road

Mississauga, Ontario Canada L5R 1B8

Attention:	Lawrence E. Davis, Chief Financial Officer
Facsimile:	(905) 361-3626

with a copy to:

Torys LLP
Suite 3000, 79 Wellington Street West

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Box 270, TD Centre
Toronto, Ontario Canada  M5K 1N2

Attention:	John Emanoilidis
Facsimile:	(416) 865-7380

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing.  The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 6

GENERAL

6.1                               Calculation, Compensation and Indemnity

No calculation, payment of compensation or indemnity under this Agreement is intended to result in the double counting, double compensation or double indemnity of any item, payment or obligation.

6.2                               Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties.

6.3                               Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

6.4                               Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)                                  the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)                                 the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

6.5                               Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver

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all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

6.6                               Time of Essence

Time shall be of the essence of this Agreement.

6.7                               Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

6.8                               Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

6.9                               Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ALGONQUIN POWER INC.		7188501 CANADA INC.

By:		By:
	Name:		Name:
	Title:		Title:

By:		By:
	Name:		Name:
	Title:		Title:

TABLE OF CONTENTS

ARTICLE 1	DEFINITIONS	1

1.1	Definitions	1

ARTICLE 2	LIABILITY AND INDEMNITY	5

2.1	Liability and Indemnity of New Hydrogenics	5
2.2	Liability and Indemnity of HCo	6
2.3	Limitations	7

ARTICLE 3	INDEMNITY PROCEDURES	9

3.1	Procedure Regarding Tax Matters	9
3.2	Procedures – Non-Tax Matters	11
3.3	Extension - Limitations Act, 2002	13
3.4	Access to Books and Record and Cooperation	13
3.5	Copies of Books and Records	14

ARTICLE 4	DIRECTORS’ AND OFFICERS’ INSURANCE	15

4.1	Insurance	15

ARTICLE 5	NOTICES	15

5.1	Notices	15

ARTICLE 6	GENERAL	16

6.1	Calculation, Compensation and Indemnity	16
6.2	Binding Effect	16
6.3	Assignment	16
6.4	Severability	16
6.5	Further Assurances	16
6.6	Time of Essence	17
6.7	Governing Law	17
6.8	Waiver	17
6.9	Counterparts	17

SCHEDULE “G”

Plan of Arrangement

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1                               Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, capitalized terms used but not defined shall have the meanings ascribed thereto in the Definitive Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Algonquin” means Algonquin Power Income Fund, an open-ended unincorporated investment trust established under the laws of the Province of Ontario pursuant to the Algonquin Declaration of Trust;

“Algonquin Declaration of Trust” means the amended and restated declaration of trust dated May 26, 2004, as amended;

“Arrangement” means the arrangement involving Hydrogenics, the Hydrogenics Securityholders, Stuart Energy, Test Systems and Newco under the provisions of section 192 of the CBCA, on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or modification thereto made in accordance with the terms of the Definitive Agreement and this Plan of Arrangement, or made at the direction of the Court in the Final Order (with the consent of Hydrogenics, the Board of Trustees and Newco, each acting reasonably);

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made so as to give effect to the Arrangement;

“Assumed Liabilities” has the meaning attributed to such term in the Divestiture Agreement, which, for greater certainty, excludes the Excluded Liabilities;

“Board of Trustees” means the board of trustees of Algonquin;

“Business Day” means any day on which banks in the City of Toronto, Ontario are open for business;

“CBCA” means the Canada Business Corporations Act;

“Certificate” means the certificate giving effect to the Arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Definitive Agreement” means the support agreement made as of June 11, 2009 between Hydrogenics, the Board of Trustees and Newco;

“Director” means the Director appointed under section 260 of the CBCA;

“Divested Assets” has the meaning attributed to such term in the Divestiture Agreement, which, for greater certainty, excludes the Excluded Assets;

“Divestiture Agreement” means the Divestiture Agreement to be entered into as of the Effective Date providing for the transfer, assignment and conveyance by Hydrogenics, Stuart Energy and Test Systems of the Divested Assets to Newco and the assumption by Newco of the Assumed Liabilities;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the Certificate;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as may be specified in writing by Hydrogenics to Newco;

“Excluded Assets” has the meaning attributed to such term in the Divestiture Agreement;

“Excluded Liabilities” has the meaning attributed to such term in the Divestiture Agreement;

“Final Order” means the order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of Hydrogenics, the Board of Trustees and Newco) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or dismissed, as affirmed or varied (provided that any such variation shall be acceptable to Hydrogenics, the Board of Trustees and Newco, each acting reasonably);

“Hydrogenics” means Hydrogenics Corporation, a corporation existing under the laws of Canada;

“Hydrogenics Divested Assets” has the meaning attributed to such term in section 2.3(a);

“Hydrogenics DSU Holders” means the holders of Hydrogenics DSUs;

“Hydrogenics DSUP” means the deferred share unit plan of Hydrogenics;

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“Hydrogenics DSUs” means the deferred share units, whether or not vested, granted pursuant to the Hydrogenics DSUP that are outstanding immediately prior to the Effective Time;

“Hydrogenics Note 1” means the promissory note of Hydrogenics, in the principal amount of $10,813,084;

“Hydrogenics Note 2” means the promissory note of Hydrogenics, representing the Additional Amount;

“Hydrogenics Note 3” means the promissory note of Hydrogenics, representing the Post Closing Amount;

“Hydrogenics Optionholders” means the holders of Hydrogenics Options;

“Hydrogenics Option Plan” means the Amended Stock Option Plan 2007 of Hydrogenics;

“Hydrogenics Options” means the stock options, whether or not vested, to acquire Hydrogenics Shares, granted pursuant to the Hydrogenics Option Plan that are outstanding immediately prior to the Effective Time;

“Hydrogenics Redeemable Shares” means the Hydrogenics Shares once redesignated as “Redeemable Common Shares” pursuant to section 2.3(m)(i) of this Plan of Arrangement;

“Hydrogenics RSU Holders” means the holders of Hydrogenics RSUs;

“Hydrogenics RSUP” means the restricted share unit plan of Hydrogenics;

“Hydrogenics RSUs” means the unvested restricted share units granted pursuant to the Hydrogenics RSUP that are outstanding immediately prior to the Effective Time and in respect of which the holder is not entitled to an immediate payment;

“Hydrogenics Securityholders” means, collectively, the Hydrogenics Shareholders, the Hydrogenics Optionholders, the Hydrogenics DSU Holders and the Hydrogenics RSU Holders;

“Hydrogenics Shareholders” means at any time and unless the context otherwise requires, the registered holders of Hydrogenics Shares at such time;

“Hydrogenics Shares” means the issued and outstanding common shares in the capital of Hydrogenics immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court, as the same may be amended or varied by the Court (with the consent of Hydrogenics, the Board of Trustees and Newco, each acting reasonably) pursuant to subsection 192(4) of the CBCA, containing

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declarations and directions with respect to the Arrangement and the holding of the Meeting;

“Meeting” means the special meeting of Hydrogenics Shareholders, to be held to consider the Arrangement, and any adjournment or postponement thereof;

“New Algonquin Shares” means the new class of common shares in the capital of Hydrogenics that are authorized pursuant to section 2.3(m)(ii) of this Plan of Arrangement;

“Newco” means 7188501 Canada Inc., a corporation incorporated under the CBCA, and which is, at the Effective Time, a wholly-owned subsidiary of Hydrogenics;

“Newco DSU Holders” means holders of Newco DSUs;

“Newco DSUP” means the deferred share unit plan to be adopted by Newco having the terms and conditions described in the proxy circular sent to Hydrogenics Securityholders;

“Newco DSUs” means the deferred share units to be granted pursuant to the Newco DSUP or this Plan of Arrangement;

“Newco Option Plan” means the stock option plan to be adopted by Newco having the terms and conditions described in the proxy circular sent to Hydrogenics Securityholders;

“Newco Optionholders” means holders of Newco Options;

“Newco Options” means the stock options to be granted pursuant to the Newco Option Plan or this Plan of Arrangement;

“Newco RSU Holders” means holders of Newco RSUs;

“Newco RSUP” means the restricted share unit plan to be adopted by Newco having the terms and conditions described in the proxy circular sent to Hydrogenics Securityholders;

“Newco RSUs” means the restricted share units to be granted pursuant to the Newco RSUP or this Plan of Arrangement;

“Newco Securityholders” means, collectively, the Newco Shareholders, the Newco Optionholders, the Newco DSU Holders and the Newco RSU Holders;

“Newco Shareholders” means the holders of issued and outstanding Newco Shares;

“Newco Shares” means the common shares in the capital of Newco;

“Stuart Energy” means Stuart Energy Systems Corporation, a corporation existing under the laws of Canada;

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“Stuart Energy Divested Assets” has the meaning attributed to such term in section 2.3(b);

“Test Systems” means Hydrogenics Test Systems Inc., a corporation existing under the laws of Canada; and

“Test Systems Divested Assets” has the meaning attributed to such term in section 2.3(c).

1.2                               Number of Hydrogenics Shares

For purposes of determining the number of Hydrogenics Shares outstanding on the Effective Date, that number shall conclusively be considered to be the number set forth in a certificate or letter of the registrar and transfer agent of Hydrogenics on that date.

1.3                               Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into “Articles”, “sections”, “subsections” and “subparagraphs” and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise indicated, all references to an “Article”, “section” or “subsection” followed by a number and/or a letter refer to the specified Article, section or subsection of this Plan of Arrangement.  The terms “hereof”, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, section, subsection or subparagraph hereof.

1.4                               Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number shall include the plural and vice versa; (b) words importing any gender shall include all genders; (c) words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities; and (d) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

1.5                               Currency

Unless otherwise stated, all references in this Plan of Arrangements to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6                               Date for any Action

If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

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1.7                               References to Dates, Statutes, etc.

In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder.  Any reference in this Plan of Arrangement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns.  References to any agreement, contract or indenture are to that agreement, contract or indenture as amended, modified or supplemented from time to time in accordance with its terms.

1.8                               Time

Time shall be of the essence in every matter or action contemplated hereunder.  All times expressed herein are local time (Toronto, Ontario) unless otherwise stipulated herein.

ARTICLE 2

THE ARRANGEMENT

2.1                               Definitive Agreement

This Plan of Arrangement is made pursuant to the Definitive Agreement.

2.2                               Effect of Filing Articles of Arrangement

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (a) the Hydrogenics Securityholders; (b) Hydrogenics; (c) Stuart Energy; (d) Test Systems; (e) Newco; and (f) Newco Securityholders.

The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 2 has become effective in the sequence and at the times set out therein.

2.3                               Arrangement and Related Transactions

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality, except as otherwise expressly provided:

(a)                                  Hydrogenics shall transfer, assign and convey its entire legal and beneficial right, title and interest in and to the Divested Assets in respect of Hydrogenics (the

6

“Hydrogenics Divested Assets”) to Newco and, as consideration for the Hydrogenics Divested Assets, Newco shall assume the Assumed Liabilities in respect of Hydrogenics and issue to Hydrogenics fully paid Newco Shares with a fair market value equal to the fair market value of the Hydrogenics Divested Assets less the amount of the Assumed Liabilities in respect of Hydrogenics, all on the terms and conditions set forth in the Divestiture Agreement;

(b)                                 Stuart Energy shall transfer, assign and convey its entire legal and beneficial right, title and interest in and to the Divested Assets in respect of Stuart Energy (the “Stuart Energy Divested Assets”) to Newco and, as consideration for the Stuart Energy Divested Assets, Newco shall assume the Assumed Liabilities in respect of Stuart Energy and issue to Stuart Energy fully paid Newco Shares with a fair market value equal to the fair market value of the Stuart Energy Divested Assets less the amount of the Assumed Liabilities in respect of Stuart Energy, all on the terms and conditions set forth in the Divestiture Agreement;

(c)                                  Test Systems shall transfer, assign and convey its entire legal and beneficial right, title and interest in and to the Divested Assets in respect of Test Systems (the “Test Systems Divested Assets”) to Newco and, as consideration for the Test Systems Divested Assets, Newco shall assume the Assumed Liabilities in respect of Test Systems and issue to Test Systems fully paid Newco Shares with a fair market value equal to the fair market value of the Test Systems Divested Assets less the amount of the Assumed Liabilities in respect of Test Systems, all on the terms and conditions set forth in the Divestiture Agreement;

(d)                                 Stuart Energy shall distribute all of its Newco Shares to Hydrogenics as a return of capital;

(e)                                  Test Systems shall distribute all of its Newco Shares to Hydrogenics as a partial repayment of the indebtedness owing to Hydrogenics in an amount equal to the fair market value of such Newco Shares;

(f)                                    Hydrogenics shall issue Hydrogenics Note 1, Hydrogenics Note 2 and Hydrogenics Note 3 to Newco as contributions to the capital of Newco;

(g)                                 Newco shall adopt and be deemed to have adopted and implemented the Newco RSUP;

(h)                                 the Hydrogenics RSUP shall be terminated and cancelled and each Hydrogenics RSU shall be terminated and cancelled in exchange for one Newco RSU, the value of which is based on one Newco Share on the same terms and conditions, mutatis mutandis, as the terminated and cancelled Hydrogenics RSU;

(i)                                     Newco shall adopt and be deemed to have adopted and implemented the Newco DSUP;

7

(j)                                    the Hydrogenics DSUP shall be terminated and cancelled and each Hydrogenics DSU shall be terminated and cancelled in exchange for one Newco DSU, the value of which is based on one Newco Share on the same terms and conditions, mutatis mutandis, as the terminated and cancelled Hydrogenics DSU;

(k)                                 Newco shall adopt and be deemed to have adopted and implemented the Newco Option Plan;

(l)                                    the Hydrogenics Option Plan shall be terminated and cancelled and each Hydrogenics Option to acquire one Hydrogenics Share shall be terminated and cancelled in exchange for one Newco Option, as the sole consideration, at an exercise price per Newco Share equal to the exercise price per Hydrogenics Share under the Hydrogenics Option so terminated and cancelled and having the same vesting date and expiry date as the Hydrogenics Option so terminated and cancelled, and the Newco Options so granted shall be otherwise deemed to have been granted under, and be subject to, the terms and conditions of the Newco Option Plan;

(m)                              the articles of Hydrogenics shall be amended to change its authorized capital as follows:

(i)                                    by changing the designation of the Hydrogenics Shares to “Redeemable Common Shares”, having the same rights, privileges, restrictions and conditions as the Hydrogenics Shares, but with each Hydrogenics Redeemable Share being redeemable at the option of Hydrogenics in consideration for one Newco Share; and

(ii)                                 by the creation of a new class of common shares (the “New Algonquin Shares”), being an unlimited number of shares designated as “Common Shares”, having the following rights, privileges, restrictions and conditions attaching thereto:

(A)                              Dividends:  The holders of Common Shares and Redeemable Common Shares shall be entitled to receive dividends if, as and when declared by the Board of Directors of Hydrogenics on the Common Shares and Redeemable Common Shares, such dividends to be declared contemporaneously and paid at the same time in the same property and in equal amounts per share on all Common Shares and Redeemable Common Shares at the time outstanding without preference or priority of one share over another, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of Hydrogenics ranking in priority to the Common Shares and Redeemable Common Shares in respect of dividends, if any;

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(B)                                Notice and Voting:  Except for meetings of holders of a particular class or series of shares other than the Common Shares required by applicable laws to be held as a separate class or series meeting, the holders of Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of Hydrogenics, and at such meetings to vote, together with (except at meetings of holders of Common Shares required by applicable laws to be held as a separate class meeting) holders of Redeemable Common Shares on all matters submitted to a vote on the basis of one vote for each Common Share held; and

(C)                                Liquidation:  In the event of any liquidation, dissolution or winding up of Hydrogenics, whether voluntary or involuntary, or any other distribution of the assets of Hydrogenics among its shareholders for the purpose of winding up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of Hydrogenics ranking in priority to the Common Shares and Redeemable Common Shares, if any, the holders of Common Shares and Redeemable Common Shares shall be entitled, to share rateably, together with the shares of any other class of shares of Hydrogenics ranking equally with the Common Shares and Redeemable Common Shares in respect of return of capital on dissolution, in such assets of Hydrogenics as are available for distribution in equal amounts per share, without preference or priority of one share over another;

(n)                                Immediately following the Compulsory Acquisition by Hydrogenics pursuant to section 13.12A of the Algonquin Declaration of Trust, each outstanding Hydrogenics Redeemable Share shall be, and shall be deemed to be, redeemed by Hydrogenics, with payment of the redemption price therefor to be effected by the issuance of one Newco Share for each Hydrogenics Redeemable Share;

(o)                                the names of Hydrogenics, Stuart Energy and Test Systems shall be changed to “Algonquin Power Inc.”, “Algonquin Energy Systems Corporation and Algonquin Test Systems Inc., respectively;

(p)                                the name of Newco shall be changed to “Hydrogenics Corporation”;

(q)                                the number of directors of Hydrogenics shall be reduced from seven to three, and the incumbent directors of Hydrogenics shall, and shall be deemed to, have resigned and be replaced, as directors, by the trustees of Algonquin;

(r)                                   the number of directors of Newco shall be increased from three to seven, and the resigning directors of Hydrogenics in subsection 2.3(q), shall, and shall be deemed to, be the directors of Newco;

9

(s)                                 the initial auditors of Newco will be PricewaterhouseCoopers LLP, who shall continue in office until the close of business of the first annual meeting of the holders of Newco Shares, and the directors of Newco are authorized to fix the remuneration of such auditors;

(t)                                   the auditors of Hydrogenics will be KPMG LLP, who shall continue in office until the close of business of the next annual meeting of the holders of New Algonquin Shares, and the directors of Hydrogenics are authorized to fix the remuneration of such auditors; and

(u)                                Hydrogenics will pay to Newco $10,813,084 in full satisfaction of Hydrogenics Note 1.

2.4                               Effect of Redemptions and Exchanges

As a result of the exchange of Hydrogenics Shares provided in subsection 2.3(n):

(a)                                 each Hydrogenics Shareholder shall cease to be a holder of the Hydrogenics Shares and such holder’s name shall be removed from the register of holders of Hydrogenics Shares as of the Effective Date; and

(b)                                each Hydrogenics Shareholder whose Hydrogenics Shares are exchanged shall become a holder of the number of Newco Shares to which such holder is entitled as a result of such exchange and such holder’s name shall be added to the register of holders of Newco Shares as of the Effective Date.

2.5                               Effect of Transfer of Divested Assets and assumption of Assumed Liabilities

As a result of the transfer, assignment and conveyance of Divested Assets and assumption of Assumed Liabilities provided in subsections 2.3(a), 2.3(b) and 2.3(c) each of Hydrogenics, Stuart Energy and Test Systems will be released from all debts, liabilities, commitments and obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever with respect to the Divested Assets and Assumed Liabilities.

ARTICLE 3
OUTSTANDING HYDROGENICS CERTIFICATES, ETC.

3.1                               Rights of Hydrogenics Shareholders

From and after the Effective Time, certificates formerly representing Hydrogenics Shares exchanged under the Arrangement shall represent only the right to receive the consideration to which the former holder of such Hydrogenics Shares is entitled to receive pursuant to Article 2. Hydrogenics Shareholders shall not be entitled to any interest, dividend, premium or other payment on or with respect to the Hydrogenics Shares other than the transfer of Newco Shares to which they are entitled pursuant to Article 2 of the Plan of Arrangement.

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3.2                               Rights of Other Hydrogenics Securityholders

From and after the Effective Time, grant letters, agreements, certificates and other instruments or documents, if any, formerly representing Hydrogenics RSUs, Hydrogenics DSUs and Hydrogenics Options, or rights thereto, shall represent only the Newco RSUs, Newco DSUs and Newco Options granted to the Hydrogenics RSU Holders, Hydrogenics DSU Holders and Hydrogenics Optionholders pursuant to Article 2.

ARTICLE 4
AMENDMENTS

4.1                               Amendments to Plan of Arrangement

(a)                                 Hydrogenics may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to Hydrogenics Shareholders if and as required by the Court.

(b)                                Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Hydrogenics at any time prior to or at the Meeting with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)                                 Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only, if required by the Court or applicable law, it is consented to by the Hydrogenics Shareholders voting in the manner directed by the Court.

(d)                                Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of Hydrogenics and Newco, provided that it concerns a matter which, in the reasonable opinion of Hydrogenics and Newco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Hydrogenics, Newco or any former Hydrogenics Securityholder.

ARTICLE 5
GENERAL

5.1                               Paramountcy

From and after the Effective Date (i) this Plan of Arrangement shall take precedence and priority over any and all Hydrogenics Shares, Hydrogenics RSUs, Hydrogenics DSUs and Hydrogenics

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Options granted prior to the Effective Time, (ii) the rights and obligations of the Hydrogenics Securityholders, Hydrogenics, Stuart Energy, Test Systems, Newco and any trustee or transfer agent therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted), only with respect to or in connection with this Plan of Arrangement, based on or in any way relating to the Hydrogenics Shares, Hydrogenics RSUs, Hydrogenics DSUs,  Hydrogenics Options, the Divested Assets and the Assumed Liabilities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

5.2                               Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Definitive Agreement shall make so and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of the parties thereto in order to further document or evidence any of the transactions or events set out herein.

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SCHEDULE “H”

Amendment Resolution

EXTRAORDINARY RESOLUTION

RESOLVED as an Extraordinary Resolution that:

The Declaration of Trust be amended by:

1.               Adding the words “in respect of which the Trustees have not publicly recommended acceptance by the Unitholders” immediately after the word “Units” in the definition of the term “Offer” in Section 13.12(a)(iii); and

2.               Adding the following section to the Declaration of Trust between Section 13.12 and Section 13.13 thereof:

“13.12A                                        Recommended Offer for Units

(a)                                 In this Section 13.12A:

(i)                                    “13.12A Extraordinary Resolution” means the extraordinary resolution passed at the Meeting to approve certain amendments to the Declaration of Trust, including the addition of Section 13.12A hereof to the Declaration of Trust;

(ii)                                 “Affiliate” and “Associate” shall have their respective meanings set forth  in the Securities Act (Ontario);

(iii)                              “Dissenting Unitholder” means a Unitholder who does not accept a Recommended Offer referred to in subsection (b) and includes any assignee of the Unit of a Unitholder to whom such a Recommended Offer is made, whether or not such assignee is recognized under this Declaration of Trust;

(iv)                             “Meeting” means the annual and special meeting held by the Fund on July 27, 2009 to, among other things, pass the 13.12A Extraordinary Resolution;

(v)                                “offer to acquire” includes an acceptance of an offer to sell;

(vi)                             “Recommended Offer” means an offer to acquire outstanding Units in respect of which the Trustees have publicly recommended acceptance by the Unitholders.

(vii)                          “Recommended Offerer” means a person, or two or more persons acting jointly or in concert, who make a Recommended Offer;

(viii)                       “Recommended Offerer’s Notice” means the notice described in subsection (c); and

(ix)                               “Recommended Offerer’s Units” means Units beneficially owned, or over which control or direction is exercised, on the date of a Recommended Offer by the Recommended Offerer, any Affiliate or Associate of the Recommended Offerer or any person or company acting jointly or in concert with the Recommended Offerer;

(b)                                 If a Recommended Offer for all of the outstanding Units (other than Units held by or on behalf of the Recommended Offerer or an Affiliate or Associate of the Recommended Offerer) is made and, by such Recommended Offer, the Recommended Offerer agrees to be bound by the provisions of this Article 13 and

(i)                                    within the time provided in the Recommended Offer for its acceptance or within 45 days after the date the Recommended Offer is made, whichever period is the shorter, the Recommended Offer is accepted by Unitholders representing at least 66 2/3% of the Units represented in person or by proxy at the Meeting who voted in respect of the 13.12A Extraordinary Resolution;

(ii)                                 the Recommended Offerer is bound to take up and pay for, or has taken up and paid for the Units of the Unitholders who accepted the Recommended Offer; and

(iii)                              the Recommended Offerer complies with subsections (c) and (d) of this Section 13.12A;

the Recommended Offerer will be deemed to have acquired, and the Dissenting Unitholders will be deemed to have transferred to the Recommended Offerer, the Units held by the Dissenting Unitholders with effect from the date and time that the Recommended Offerer has given notice to the depository under the Recommended Offer that it has taken up Units deposited, and not withdrawn, pursuant to the Recommended Offer (the “Take-Up Time”) and the Dissenting Unitholders  will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration per Unit payable or paid, as the case may be, under the Recommended Offer.

(c)                                  Where a Recommended Offerer is deemed to have acquired Units held by Dissenting Unitholders pursuant to subsection (b) of this Section 13.12A, the Recommended Offerer shall send by registered mail within 30 days after the date of termination of the Recommended Offer a notice (the “Recommended Offerer’s Notice”) to each Dissenting Unitholder stating that:

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(i)                                    Unitholders holding at least 66 2/3% of the Units represented in person or by proxy at the Meeting who voted in respect of the 13.12A Extraordinary Resolution, have accepted the Recommended Offer;

(ii)                                 the Recommended Offerer is bound to take up and pay for, or has taken up and paid for, the Units of the Unitholders who accepted the Recommended Offer;

(iii)                              Dissenting Unitholders are deemed to have transferred their respective Units to the Recommended Offerer effective at the Take-Up Time on the terms on which the Recommended Offerer acquired the Units of the Unitholders who accepted the Recommended Offer; and

(iv)                             Dissenting Unitholders will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration that the Recommended Offerer would have paid to the Dissenting Unitholders if the Dissenting Unitholders had tendered those Units to the Recommended Offer.

(d)                                 The Recommended Offerer shall immediately pay or transfer to the Trustees, or to such other person as the Trustees may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to subsection (b) of this Section 13.12A.

(e)                                  The Trustees, or the person directed by the Trustees, shall hold in trust for the Dissenting Unitholders the cash or other consideration they or it receives under subsection (d) of this Section 13.12A.  The Trustees, or such persons, shall deposit such cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(f)                                    The Trustees shall:

(i)                                    do all acts and things and execute and cause to be executed all instruments as in the Trustees’ opinion may be necessary or desirable to cause the transfer of the Units of the Dissenting Unitholders to the Recommended Offerer; and

(ii)                                 send to each Dissenting Unitholder, the consideration to which such Dissenting Unitholder is entitled under this Section 13.12A.

(g)                                 A Recommended Offerer cannot make a Recommended Offer for Units unless, concurrent with the communication of the Recommended Offer to any Unitholder, a copy of the Recommended Offer is provided to the Fund.”

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